FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Telefónica — 2008 Third quarter financial results	1

Item 1
Quarterly results
January–September 2008
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — September 2008 Results Telefónica 1

TELEFÓNICA GROUP
Market Size
(Data in thousands accesses)
January — September 2008 Results Telefónica 2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA
GROUP ACCESSES
Unaudited figures (thousands)

	January - September
	2008	2007	% Chg
Final Clients Accesses	248,725.0	216,430.9	14.9
Fixed telephony accesses (1)	43,243.9	43,492.1	(0.6)
Internet and data accesses	14,393.5	12,767.0	12.7
Narrowband	2,212.1	2,952.0	(25.1)
Broadband (2)	12,028.1	9,657.3	24.5
Other (3)	153.2	157.7	(2.8)
Mobile accesses (4)	188,929.5	158,770.1	19.0
Pay TV	2,158.1	1,401.7	54.0

Wholesale Accesses	3,243.5	2,361.7	37.3
Unbundled loops	1,633.9	1,277.5	27.9
Shared ULL	640.2	713.5	(10.3)
Full ULL	993.6	564.1	76.1
Wholesale ADSL (5)	570.8	588.2	(3.0)
Other (6)	1,038.8	496.0	109.4

Total Accesses	251,968.5	218,792.6	15.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use and total fixed wireless included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Remaining non-broadband final client circuits.

(4)	Includes accesses of Telemig from April 2008.

(5)	Includes Unbundled Lines by T. Deutschland.

(6)	Circuits for other operators.

Notes:

•	Iberbanda accesses are included from December 2006.

•
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

•	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.
January — September 2008 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
Telefónica Group organizational restructuring by Regional Business Units: Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in accordance with the new regional and integrated management model, defines that the companies legal structure is not relevant for the presentation of the Telefónica Group financial information. In this sense, operating results of each regional business units are presented independently of their legal structure.
In line with this new structure, Telefónica Group has incorporated in Telefónica España and Telefónica Latinoamérica regional businesses units all the information corresponding to fixed, cellular, cable, Internet and Television businesses.
Likewise, Telefonica Europe includes Telefonica O2 UK, Telefonica O2 Germany, Telefonica O2 Ireland, Telefónica O2 Czech Republic and Telefonica O2 Slovakia results.
In the caption “Other companies and Eliminations” Atento together with other companies and eliminations in the consolidation process are included.
For the presentation of the reporting by regions, revenue and expenses arising from the use of the trademark and management contracts that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group region.
From December 31, 2006 Group’s accesses have been reclassified, being fixed wireless accesses now included within the fixed telephony accesses. Till December 2007 fixed wireless accesses were included, depending on the country, in mobile or fixed accesses. As from January 1, 2008, the fixed wireless accesses include public telephones with this technology.
Additionally, in order to provide comparable information, Iberbanda’s accesses, a Telefónica España’s subsidiary, have been included in the total accesses of Telefónica Group effective from 31st December 2006.
Moreover, in Latinoamérica, year-on-year organic growth rates including Telemig results for the period April-September 2007 are provided, with the best comparable information available at the closing of this document.
The Telefónica Group’s results for the first nine months of 2008 mark a consolidation of the trends recorded in the first half, showing significant organic growth rates excluding capital gains1. Given the current operating environment, these results highlight the more defensive profile of the telecommunications sector in general and Telefónica in particular, thanks to its high diversification, both in terms of geographies and services, its strong competitive positioning in its main markets (number one or two player in each market) and its integrated management model.
Similarly, the high organic growth excluding capital gains1 across the P&L -that shows an acceleration from the topline down to OI-, together with the high cash flow generation level during the period (outpacing year-on-year revenue growth), reflect the Company’s strategic focus on maximising efficiency and leveraging its economies of scale.
During the third quarter the Company continued to register a strong commercial activity across the markets, underpinning growth in the total number of accesses of 15.2% on the first nine months of 2007 to almost 252 million. This growth was driven by the increase in wireless (+19.0%), broadband (+24.5%) and Pay TV (+54.0%) accesses. By region, it is worth highlighting the contribution by Telefónica Latinoamerica, with over 150 million accesses across the region at the end of September 2008 (up 21.1% year-on-year).

[1]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-106.1 million euros in January-September 2007) is included. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

January — September 2008 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
By access type, the Telefónica Group’s wireless accesses stood at approximately 189 million at the end of September, with 6.2 million net adds during the third quarter of 2008 (year-on-year organic2 growth of 17.4%) and of 17.23 million net adds in January-September (year-on-year organic4 growth of 14.2%). The main countries contributing to growth in net adds were Brazil (4.8 million), Mexico (2.1 million), Peru (1.9 million) and Germany (1.5 million).
Retail internet broadband accesses stood at 12.0 million, a year-on-year increase of 24.5%, driven by the growing penetration of voice, ADSL and pay-TV bundles. In fact, in Spain over 84% of retail broadband accesses are bundled as part of some kind of dual or triple service package while in Latin America the weight of bundles is growing rapidly, with 46% of retail broadband accessed bundled as part of Duo or Trio packages. Net adds in the third quarter of 2008 amounted to 0.6 million accesses (year-on-year growth of 14.9%), bringing total net adds for the first nine months to 1.7 million accesses (up 1.5% year-on-year), of which 0.8 million come from Latin America, 0.5 million from Spain and 0.4 million from Europe.
Total broadband accesses in Latin America at the end of September surpassed 5.8 million (up 24.9% year-on-year), compared to over 5.1 million in Spain (up 16.8% year-on-year), and just over 1 million in Europe (year-on-year growth of 80.8%).
Pay TV accesses stood at over 2.1 million at the end of the third quarter, up 54.0% on the prior year, driven by net adds of 130,000 accesses in the third quarter (year-on-year growth of 14.4%) and approximately 410,000 in January-September (up 21.4% year-on-year). By September the Company offered Pay-TV services in Spain, the Czech Republic, Peru, Chile, Colombia and Brazil, whereas in October Telefonica launched its Pay TV services in Venezuela.
The positive evolution of the operating results led to revenues of 43,141 million euros, for a year-on-year increase in the first nine months of the year of 2.7%, boosted by the outstanding growth rate of 5.7% in the third quarter. In January-September 2008, the negative impact of exchange rates eroded 2.5 percentage points of revenue growth, while changes in the consolidation perimeter reduced topline growth by a further 1.8 percentage points.
In organic terms5, revenue growth accelerated as compared to the first half, reaching 7.0% in the first nine months (+6.7% in the first half of the year), mainly driven by the significant increase in Telefónica Latinoamérica (4.6 percentage points contribution to growth in the first nine months of 2008) and, to a lesser degree, in Telefónica Europe (1.5 percentage points contribution to growth in January-September 2008). By service, wireless service revenues, with a growing contribution by data services, along with wireline broadband and pay-TV, were the main drivers of organic revenue growth.
In absolute terms, in the first nine months of 2008 Telefónica Latinoamérica accounted for 37.8% of total Group revenues, with Telefónica España and Telefónica Europe accounting for 36.4% and 24.8%, respectively.
Meanwhile, the Telefónica Group’s operating expenses totalled 27,186 million euros in the January-September 2008, virtually flat year-on-year. Stripping out the impact of exchange rates, operating expenses would have risen 3.5% year-on-year.

[2]	Including Telemig in July-September of 2007.

[3]	The Telemig customers incorporated by the Group in April 2008 (close to 4 million) are not included as net adds in the period.

[4]	Including Telemig in April-September of 2007.

[5]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-106.1 million euros in January-September 2007) is included. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

January — September 2008 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
Supply costs fell 0.3% year-on-year to 13,210 million euros in the first nine months. Stripping out the impact of exchange rates, these costs would have risen 3.5%, mainly due to higher interconnection expenses and equipment and circuit rental in Telefónica Latinoamérica and at Telefónica O2 UK.
Personnel expenses fell 4.7% year-on-year to 5,065 million (-2.9% in constant euros), mainly due to personnel restructuring expenses recognised in January-September 2007 (299 million euros). The average headcount during the period was 250,759, an increase of 8,154 employees, mainly due to the expansion of the Atento Group’s workforce. Excluding the Atento Group workforce, the average headcount at the Telefónica Group fell by 2,656 employees from September 2007, in part due to the deconsolidation of Endemol and Airwave, to 124,728 employees.
External service expenses (7,472 million euros in the first nine months of 2008) rose 3.5% year-on-year (+5.9% in constant currency), mainly due to higher expenses in Telefónica Latinoamerica, primarily in Brazil, Venezuela and Chile, and to higher customer retention costs in Telefónica O2 UK and subscriber acquisition costs in Telefónica O2 Germany, all driven by the intense commercial activity.
Gains on sale of fixed assets totalled 236 million euros in the first nine months of 2008, mainly in connection with capital gains recorded on the sale of its stake in Sogecable (143 million euros) and the Real Estate programmes in Telefónica España and Telefónica Europe. It is worth recalling that in January-September 2007 the Company registered the capital gains realised on the disposal of Airwave (1,296 million euros) and Endemol (1,368 million euros), the latter in the third quarter of 2007.
Operating income before depreciation and amortisation (OIBDA) reached 17,026 million euros for the first nine months of 2008, down 6.7% year-on-year, due primarily to the impact of the aforementioned capital gains, which also explain the year-on-year decline in OIBDA in the third quarter of 2008 (-15.4%).
In organic terms6, OIBDA declined 4.8% in the first nine months. However, excluding also capital gains7, OIBDA would have risen 9.8% in the period, outpacing topline growth by 2.8 percentage points. Telefónica Latinoamérica (+5.4 percentage points) and Telefónica España (+3.0 percentage points) were the main contributors to this growth.
In absolute terms, OIBDA at Telefónica España accounted for 46.1% of total Group OIBDA, compared to 35.4% and 18.0% from Telefónica Latinoamérica and Telefónica Europe, respectively.
The OIBDA margin for January-September 2008 stood at 39.5% (compared to 43.4% a year earlier), due to capital gains on the disposals of Airwave and Endemol.
In organic terms, and excluding capital gains7, the OIBDA margin was 38.5% in the first nine months of 2008, up 1.0 percentage points year-on-year, driven by efficiency improvements and economies of scale, in the context of high commercial activity in the Group and transformation of the wireline business in Latin America.
Depreciation and amortisation in the first nine months totalled 6,803 million euros, down 2.6% year-on-year. Telefónica Europe includes the amortisation of the purchase price allocation made following the O2 Group acquisition (523 million euros) and the Telefónica O2 Czech Republic acquisition (133 million euros). In organic terms6 the Telefónica Group’s depreciation and amortisation charges for the nine months fell 0.3% year-on-year, with Telefónica Europe and Telefónica España contributing the most to this decline.
Operating income (OI) totalled 10,223 million euros for the period from January to September 2008, down 9.2% year-on-year, due to recognition of the aforementioned capital gains on the sale of Airwave and Endemol in 2007. In organic terms6, the drop in operating income stands at 7.8%. Also stripping out the capital gains on the Sogecable, Endemol and Airwave disposals from both periods, operating income would grow 18.0% year-on-year.

[6]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007.

[7]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-106.1 million euros in January-September 2007) is included. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

January — September 2008 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
Accordingly, growth accelerated in the third quarter in organic terms and ex-capital gains7, from revenue to operating income (revenue up 7.0%, OIBDA up 9.8%, and OI up 18.0%).
Net profit from associates amounted to 20 million euros in the first nine months (vs. 107 million euros in January-September 2007), mainly contributed by the investment in Portugal Telecom. The year-on-year decline reflects a lower contribution from Portugal Telecom and losses attributable to the Company’s investment in Telco SpA.
Net financial results at the end of September 2008 amounted to 2,099 million euros, virtually flat vs. the same period of 2007 (+0.2%), mainly due to the decrease of 10% in the average debt, which has generated savings of 230 million euros. This effect is balanced by:
a) an increase of the average cost of the Group’s debt, to 6.06% over total average debt excluding foreign exchange results, that leads to a higher expense of 142 million euros due to higher interest rates;
b) changes in the present value of pre-retirement plan commitments and other marked-to-market positions that have a positive impact of 25 million euros, 116 million euros lower than the figure reported in January-September 2007 due to the existing volatility in financial markets.
Free cash flow generated by the Telefónica Group up to the end of September 2008 amounted to 6,276 million euros of which 1,766 million euros were assigned to Telefonica’s share buyback program, 1,869 million euros to Telefónica S.A. dividend payment and 552 million euros to commitment cancellations derived mainly from the pre-retirements plans. Due to the fact that financial and Real Estate net divestments for the period amounted to 339 million euros, net financial debt decreased in 1,749 million euros. Also, net debt was reduced by an additional 679 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has led to a decrease of 2,428 million euros with respect to the net financial debt at the end of the fiscal year 2007 (45,284 million euros), leaving the net financial debt of the Telefónica Group at September 2008 at 42,856 million euros.
Leverage ratio, net debt over OIBDA, continues to fall down to 1.91x at September 2008, compared to 2.0x at June 2008, thanks to both the reduction of the net financial debt in the period and to an increase in the OIBDA figure. Nonetheless, in the fourth quarter, the ratio will slightly increase due to the disbursements foreseen for the dividend payment on November and the payment of the acquisitions already committed (basically the increase in China Unicom’s stake and CTC minority’s stake acquisition).
During the first nine months of the year, the financing activity of Telefónica Group, excluding short term Commercial Paper Programmes activity, rose to approximately 2,700 million euros, less intense compared to previous periods due to the instability of the credit markets and the Group’s liquidity position. Included in this amount, we highlight the Euro bond issuance for an amount of 1,250 millions raised by Telefónica S.A. last May. It is worth mentioning that in the last quarter of 2007 a number of facilities were signed with multilateral entities and several financial institutions, totalling 1,039 million euros, initially forecasted for the first quarter of 2008.
In the first nine months of the year, Telefónica S.A. and its holding companies remained active under its various Commercial Paper Programmes (domestic and European), for an outstanding balance of 1,335 million euros, maintaining spreads despite adverse market conditions.
Regarding Latin America, our subsidiaries have tapped the capital markets up to September 2008 for an amount of 1,310 of million equivalent euros, mainly renewing existing debt.
As of September 30th, the breakdown of consolidated financial debt is 56% bonds and debentures and 44% debt with financial institutions.
January — September 2008 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
The cash position as of September 30th covers in excess debt maturities in the last quarter of the year. Net debt maturities forecasted for 2009 stand at 4,085 million euros.
The tax provision for January-September 2008 totalled 2,374 million euros, implying an effective tax rate of 29.2%. However, the Telefónica Group’s cash outflow is being lower in 2008 as tax losses generated in prior years and pending deductions are used. It is worth highlighting that in 2007 the tax provision was lower, as a result of the disposal of Endemol, which generated a fiscal loss.
Minority interests grew 11.4% year-on-year, reducing net profit for the first nine months of the year by 174 million euros. Minority interests in Telesp and Telefónica O2 Czech Republic account for the bulk of this item.
As a result of the above, consolidated net income for the first nine months of 2008 amounted to 5,596 million euros, down 28.7% on the same period of 2007. This decrease is mainly due to the recognition in 2007 of capital gains on the sale of Airwave and Endemol. Stripping out the impact of asset disposals (Airwave, Endemol and Sogecable) from both periods, growth in net income in January-September rises to 23.5%.
Basic earnings per share in the first nine months of 2008 stood at 1.2 euros, year-on-year growth of 26.4% on comparable terms8.
CapEx amounted to 5,406 million euros in January-September, to leave operating cash flow (OIBDA-CapEx) at 11,621 million euros, with a year-on-year organic growth ex-capital gains9 of 10.1%. By region, Telefónica España accounted for 6,302 million euros of the total, while Telefónica Latinoamérica generated 3,626 million euros and Telefónica Europe, 1,693 million euros. Free cash flow per share was 1.346 euros for the first nine months of 2008, compared to 1.249 euros the year before.
In relation to shareholder remuneration, on November 12th, 2008, the Company paid out a per share interim dividend of 0.50 euros against 2008 profits, equivalent to 50% of the total dividend to be paid against this year’s profits. In addition, on October 13th, 2008, Telefónica announced a 50% expansion of its 2008 share buyback programme, implying the acquisition of 50 million own shares by year-end, in addition of the 100 million already bought since the beginning of the year.

[8]	Excluding the impact of asset disposals (Airwave, Endemol and Sogecable) from both periods.

[9]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-106.1 million euros) is included. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

January — September 2008 Results Telefónica 8

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Revenues	43,141	42,014	2.7	14,993	14,188	5.7
Internal exp capitalized in fixed assets	529	497	6.5	177	160	10.5
Operating expenses	(27,186)	(27,050)	0.5	(9,341)	(8,927)	4.6
Supplies	(13,210)	(13,254)	(0.3)	(4,548)	(4,411)	3.1
Personnel expenses	(5,065)	(5,315)	(4.7)	(1,676)	(1,670)	0.4
Subcontracts	(7,472)	(7,220)	3.5	(2,532)	(2,427)	4.3
Bad Debt Provisions	(562)	(537)	4.8	(185)	(178)	4.1
Taxes	(876)	(725)	20.9	(400)	(242)	65.4
Other net operating income (expense)	314	166	89.4	77	185	(58.4)
Gain (loss) on sale of fixed assets	236	2,634	(91.0)	(1)	1,375	c.s.
Impairment of goodwill and other assets	(9)	(13)	(32.1)	(1)	(2)	(39.5)
Operating income before D&A (OIBDA)	17,026	18,248	(6.7)	5,903	6,979	(15.4)
OIBDA margin	39.5%	43.4%	(4.0 p.p. )	39.4%	49.2%	(9.8 p.p. )
Depreciation and amortization	(6,803)	(6,985)	(2.6)	(2,282)	(2,272)	0.4
Operating income (OI)	10,223	11,263	(9.2)	3,621	4,707	(23.1)
Profit from associated companies	20	107	(81.7)	24	26	(8.0)
Net financial income (expense)	(2,099)	(2,095)	0.2	(711)	(657)	8.1
Income before taxes	8,144	9,275	(12.2)	2,934	4,075	(28.0)
Income taxes	(2,374)	(1,271)	86.7	(854)	(15)	n.m.
Income from continuing operations	5,770	8,004	(27.9)	2,080	4,061	(48.8)
Income (Loss) from discontinued ops.	0	0	n.m.	(0)	0	c.s.
Minority interest	(174)	(156)	11.4	(77)	(43)	78.7
Net income	5,596	7,848	(28.7)	2,003	4,018	(50.1)
Weighted average number of ordinary shares outstanding during the period (millions)	4,663.7	4,772.3	(2.3)	4,625.8	4,730.2	(2.2)
Basic earnings per share (euros)	1.200	1.644	(27.0)	0.433	0.849	(49.0)

Notes:

•
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period. Excluding the impact of asset disposals (Airwave and Sogecable) in both periods, net income grows 23.5% as of the end of September 2008.

•
Airwave and Endemol are not consolidated since the second and third quarter of 2007, respectively. The disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007. The disposal of Endemol generated a capital gain of 1,368 million euros, recorded in the third quarter of 2007.

•	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.

•	Starting April 2008, Vivo consolidates Telemig.

•	Excluding the impact of asset disposals, organic OIBDA growth reaches 9.8% and organic OI growth reaches 18.0% in the period January-September 2008.
January — September 2008 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - September			January - September			January - September
	2008	2007	% Chg	2008	2007	% Chg	2008	2007	Chg
Telefónica España (1)	15,706	15,462	1.6	7,857	7,384	6.4	50.0%	47.8%	2.3 p.p.
Telefónica Latinoamérica (2)	16,311	14,676	11.1	6,029	5,309	13.5	37.0%	36.2%	0.8 p.p.
Telefónica Europe (3)	10,691	10,776	(0.8)	3,072	4,151	(26.0)	28.7%	38.5%	(9.8 p.p.	)
Other companies and eliminations (4)	434	1,101	(60.6)	68	1,403	(95.2)	n.m.	n.m.	n.m.
Total Group (1)(2)(3)(4)	43,141	42,014	2.7	17,026	18,248	(6.7)	39.5%	43.4%	(4.0 p.p.	)

	OPERATING INCOME			CAPEX			OPCF (OIBDA-CAPEX)
	January - September			January - September			January - September
	2008	2007	% Chg	2008	2007	% Chg	2008	2007	% Chg
Telefónica España	6,168	5,590	10.3	1,555	1,571	(1.0)	6,302	5,814	8.4
Telefónica Latinoamérica (2)	3,312	2,760	20.0	2,403	1,885	27.5	3,626	3,425	5.9
Telefónica Europe (3)	768	1,585	(51.6)	1,380	1,450	(4.9)	1,693	2,701	(37.3)
Other companies and eliminations (4)	(24)	1,328	c.s.	69	121	(43.5)	(1)	1,282	c.s.
Total Group (2)(3)(4)	10,223	11,263	(9.2)	5,406	5,027	7.5	11,621	13,221	(12.1)

Notes:

•	OIBDA and OI are presented bebore brand fees and management fees.

•	CapEx at cumulative average exchange rate.

•	OIBDA margin calculated as OIBDA over revenues.

(1)
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

(2)	Starting April 2008, Vivo consolidates Telemig.

(3)	Airwave is not consolidated since the second quarter of 2007 (the disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007).

(4)
Endemol is not consolidated since the third quarter of 2007 (the disposal of Endemol generated a capital gain of 1,368 million euros, recorded in the third quarter of 2007). Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.

January — September 2008 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)

	September 2008	Dec 2007	% Chg
Non-current assets	85,556	87,395	(2.1)
Intangible assets	17,360	18,320	(5.2)
Goodwill	19,571	19,770	(1.0)
Property, plant and equipment and Investment property	31,803	32,469	(2.0)
Long-term financial assets and other non-current assets	9,056	9,007	0.5
Deferred tax assets	7,765	7,829	(0.8)
Current assets	20,027	18,478	8.4
Inventories	1,206	987	22.3
Trade and other receivables	10,298	9,662	6.6
Current tax receivable	997	1,010	(1.4)
Short-term financial investments	1,666	1,622	2.7
Cash and cash equivalents	5,735	5,065	13.2
Non-current assets classified as held for sale	125	132	(5.6)

Total Assets = Total Equity and Liabilities	105,583	105,873	(0.3)

Equity	19,980	22,855	(12.6)
Equity attributable to equity holders of the parent	16,977	20,125	(15.6)
Minority interest	3,003	2,730	10.0
Non-current liabilities	55,981	58,044	(3.6)
Long-term financial debt	45,503	46,942	(3.1)
Deferred tax liabilities	3,933	3,926	0.2
Long-term provisions	5,531	6,161	(10.2)
Other long-term liabilities	1,014	1,015	(0.2)
Current liabilities	29,622	24,974	18.6
Short-term financial debt	7,371	6,986	5.5
Trade and other payables	8,540	8,729	(2.2)
Current tax payable	4,844	2,157	124.6
Short-term provisions and other liabilities	8,866	7,102	24.8

Financial Data

Net Financial Debt (1)	42,856	45,284	(5.4)

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

January — September 2008 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - September
		2008	2007	% Chg
I	Cash flows from operations	14,685	14,068	4.4
II	Net interest payment (1)	(2,392)	(2,373)
III	Payment for income tax	(999)	(1,157)
A=I+II+III	Net cash provided by operating activities	11,294	10,538	7.2
B	Payment for investment in fixed and intangible assets	(5,498)	(5,067)
C=A+B	Net free cash flow after CapEx	5,796	5,471	5.9
D	Net Cash received from sale of Real Estate	65	29
E	Net payment for financial investment	(404)	4,846
F	Net payment for dividends and treasury stock (2)	(3,708)	(3,321)
G=C+D+E+F	Free cash flow after dividends	1,749	7,024
H	Effects of exchange rate changes on net financial debt	(528)	(421)
I	Effects on net financial debt of changes in consolid. and others	(151)	(696)
J	Net financial debt at beginning of period	45,284	52,145
K=J-G+H+I	Net financial debt at end of period	42,856	44,004

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.

(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - September
	2008	2007	% Chg
OIBDA	17,026	18,248	(6.7)
- CapEx accrued during the period	(5,406)	(5,027)
- Payments related to commitments	(552)	(587)
- Net interest payment	(2,392)	(2,373)
- Payment for income tax	(999)	(1,157)
- Results from the sale of fixed assets	(236)	(2,634)
- Investment in working capital and other deferred income and expenses	(1,646)	(1,000)
= Net Free Cash Flow after CapEx	5,796	5,471	5.9
+ Net Cash received from sale of Real Estate	65	29
- Net payment for financial investment	(404)	4,846
- Net payment for dividends and treasury stock	(3,708)	(3,321)
= Free Cash Flow after dividends	1,749	7,024	(75.1)
Note: The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
Unaudited figures (Euros in millions)

	January - September
	2008	2007
Net Free Cash Flow after CapEx	5,796	5,471
+ Payments related to cancellation of commitments	552	587
- Ordinary dividends payment to minoritaries	(72)	(99)
= Free Cash Flow	6,276	5,959
Weighted average number of ordinary shares outstanding during the period (millions)	4,664	4,772
= Free Cash Flow per share (euros)	1.346	1.249
January — September 2008 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		September 2008
	Long-term debt (1)	45,833
	Short term debt including current maturities	7,371
	Cash and Banks	(5,735)
	Short and Long-term financial investments (2)	(4,613)
A	Net Financial Debt	42,856
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (3)	4,704
	Value of associated Long-term assets (4)	(613)
	Taxes receivable (5)	(1,420)
C	Net commitments related to workforce reduction	2,671
A + B + C	Total Debt + Commitments	45,892

	Net Financial Debt / OIBDA (6)	1.9x
	Total Debt + Commitments/ OIBDA (6)	2.0x

(1)	Includes “long-term financial debt” and 330 million euros of “other long-term debt”.

(2)	Short-term investments and 2,947 million euros recorded under the caption of “financial assets and other long-term assets”.

(3)
Mainly in Spain. This amount is detailed in the caption “Provisions for Contingencies and Expenses” of the Balance Sheet, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Investment” of the Balance Sheet, section “Other Loans”. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on September 2008 OIBDA, excluding results on the sale of fixed assets and annualized.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	September 2008
	EUR	LATAM	GBP	CZK	USD
Currency mix	63%	14%	11%	8%	4%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review
Moody’s	Baa1	P-2	Stable	03-May-07
JCR	A-	—	Stable	12-Jun-07
S&P	BBB+	A-2	Positive	12-Nov-07
Fitch/ IBCA	BBB+	F-2	Positive	29-Feb-08
January — September 2008 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Balance Sheet (2)
	Jan - Sep 2008	Jan - Sep 2007	Sep 2008	December 2007
USA (US Dollar/Euro)	1.520	1.344	1.430	1.472
United Kingdom (Sterling/Euro)	0.781	0.677	0.790	0.733
Argentina (Argentinean Peso/Euro)	4.721	4.172	4.484	4.636
Brazil (Brazilian Real/Euro)	2.562	2.688	2.738	2.608
Czech Republic (Czech Crown/Euro)	24.832	28.076	24.665	26.620
Chile (Chilean Peso/Euro)	733.676	710.657	788.644	731.472
Colombia (Colombian Peso/Euro)	2,824.859	2,808.805	3,125.000	2,965.928
El Salvador (Colon/Euro)	13.300	11.756	12.515	12.881
Guatemala (Quetzal/Euro)	11.463	10.313	10.687	11.234
Mexico (Mexican Peso/Euro)	15.983	14.714	15.436	15.996
Nicaragua (Cordoba/Euro)	29.261	24.625	28.043	27.827
Peru (Peruvian Nuevo Sol/Euro)	4.358	4.261	4.254	4.409
Uruguay (Uruguayan Peso/Euro)	30.529	32.199	30.665	31.724
Venezuela (Bolivar/Euro)	3.268	2.889	3.075	3.165

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/September/08 and 31/December/07.
January — September 2008 Results Telefónica 14

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
At the end of September 2008, Telefónica España managed 47.2 million accesses, a year-on-year increase of 3.3%, boosted by year-on-year growth of 4.5% in mobile accesses –to over 23.4 million– and 16.8% growth in retail wireline broadband Internet accesses –to over 5.1 million–.
In the current economic environment, results in the first nine months show Telefónica’s differential profile in the market, and reflect the soundness of its business model, which leverages the advantages it enjoys as an integrated operator with a strong position in the highest-value segments.
Revenues rose 1.6% year-on-year in the first nine months, to 15,706 million euros, and climbed 2.0% in the third quarter. On a like-for-like terms1, revenues increased 2.7% in the third quarter and by 2.3% in the first nine months.
It is worth mentioning that in the third quarter the Company booked 182.8 million in revenues associated with the Universal Service Obligation at Telefónica España wireline business for the 2003-2005 period, generating a positive OIBDA contribution of 50.6 million euros.
OIBDA rose 0.9% in the third quarter and by 6.4% in the first nine months, to 7,857 million euros, bringing the OIBDA margin to 50.0%. Excluding one-off effects2 booked in the first nine months of 2007 and 2008, OIBDA rose 1.5% in January-September.
CapEx at Telefónica España totalled 1,555 million euros in January-September, with investment focused on growing broadband businesses, fuelling investment in fibre and 3G.
In the first nine months of 2008, Telefónica España generated operating cash flow (OIBDA-CapEx) of 6,302 million euros, a year-on-year increase of 8.4%, reflecting the Company’s ability to preserve cash flow generation in the current environment.
WIRELINE BUSINESS
The Spanish wireline market grew by an estimated 1.6% year-on-year.
The Company’s wireline telephony accesses exceeded 15.5 million at the end of September 2008 (down 2.2% vs. September 2007) after registering a net loss of 143,182 lines in the third quarter of 2008 and of 391,906 in the first nine months, pushed in large part by loop unbundling and intensified market competition. Telefónica’s estimated share of the wireline access market surpassed 78% at the end of September.
The number of pre-selected lines continued their declining trend, dropping by 75,613 in the third quarter of 2008 and by 254,855 in the first nine months, to 1.5 million lines.
Telefónica España’s estimated share of wireline traffic remained stable at around 64.5%.
The Spanish market for wireline broadband Internet access reported an increase of 0.2 million connections in the third quarter and of 0.8 million in the first nine months. Accordingly, at the end of September 2008, the estimated size of the wireline broadband Internet access market topped 8.9 million, up 16.1% on September 2007.

[1]	Including the impact on Telefónica España of the new model for public use telephone service (-106.1 million euros in the period from January to September 2007).

[2]
Bad debt recovery amounting to 25 million euros in the first quarter of 2008, the 152 million euros fine levied by the European Union in the second quarter of 2007, the 116 million euros provision linked to a redundancy programme in the first nine months of 2007, and Real Estate capital gains of 73 million euros in the first nine months of 2008 (vs. 9 million euros in January-September 2007).

January — September 2008 Results Telefónica 15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Telefónica’s retail Broadband Internet accesses net adds totalled 112,001 in the third quarter and 502,924 in the first nine months (a year-on-year drop of 17.9%), resulting in a 16.8% year-on-year increase in accesses to over 5.1 million by September end. The Company has reinforced its market position with an estimated share of over 57%. This performance is the result of the strategy of offering a differentiated, high-quality service along with a portfolio of services tailored to the needs of each customer segment. Highlights in this area include the positive results achieved through the launch of high-speed products. It is likewise worth noting, in accordance with our policy for supplying our customers with highly competitive services, the steady migration of 3MB customers to 6MB.
The estimated share of unbundled loops in the wireline broadband Internet access market grew slightly, to 18%. Net quarterly adds amounted to 52,554 loops (down 22.5% vs. the third quarter of 2007) and 231,260 in cumulative terms (down 22.6%). Total unbundled loops by September end amounted to about 1.6 million, of which 40.4% (640,242) were shared access loops. The remaining 944,958 were fully unbundled loops (including 211,328 naked shared access loops). A highlight was a 95,873 increase in fully unbundled loops in the quarter, of which 43,110 (45.0%) were naked shared access loops. Shared access loops showed a net loss of 43,319 accesses in the third quarter.
The decline of the wholesale ADSL service continued due to migrations to unbundled loops. In the wake of net third-quarter losses of 18,512 accesses, total wholesale accesses amounted to 444,772 at the end of September, down 12.7% year-on-year.
In the Pay TV business, Telefónica‘s estimated market share stood at around 13.5% at the end of September 2008, with 12,993 new customers added in the third quarter and 78,464 in the first nine months. Pay TV customers totalled 589,551 (up 25.7% year-on-year).
The total number of Duo and Trio bundles reached 4.4 million units. This means that more than 84% of the Company’s retail broadband accesses were part of a double or triple offer bundle.
Revenues rose 2.7% year-on-year in the first nine months, to 9,468 million euros, and climbed 5.9% in the third quarter. On a like-for like terms3, revenues increased 3.9% so far this year and by 7.2% in the third quarter, when the Company booked 182.8 million euros related to the Universal Service Obligation for 2003-2005.
•
Traditional access revenues were up 25.2% year-on-year in the third quarter and amounted to 2,263 million euros in January-September, a year-on-year increase of 8.6%. Stripping out the revenues related to the Universal Service Obligation, revenues dropped 1.1% in the third quarter and by 0.2% in the first nine months, due to lower average accesses.

•
The decline in voice service revenues was 4.7% like-for-like[4] in the third quarter (8.7% reported drop), and 2.6% in the nine months (6.4% reported decrease) reflecting lower fixed-to-mobile and international traffic.

•
Internet and broadband revenues were up 9.7% year-on-year in the third quarter, virtually in line with previous quarters, and amounted to 2,262 million euros in January-September, a year-on-year increase of 9.9%. By item:

•	Retail broadband service revenues grew 12.2% in the quarter and 13.5% in the first nine months, contributing 2.5 percentage points to revenue growth at Telefónica España Wireline Business.

•	Improved performance at the wholesale broadband business, (up 6.9% in the quarter, and down 0.4% in the nine months), reflecting growth in revenues from a higher number of unbundled loops.

[3]	Including the impact on Telefónica España of the new model for public use telephone service (-106.1 million euros in the period from January to September 2007 in revenues).

[4]	Including the impact on Telefónica España of the new model for public use telephone service (-140.0 million euros in voice service revenues in the period from January to September 2007).
January — September 2008 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
•	Data service revenues rose 3.0% year-on-year in the first nine months of 2008 (up 2.9% in the third quarter) to 877 million euros.

•	IT service revenues had a positive performance in the quarter (up 3.7%), and in the first nine months amounted to 312 million euros, up 2.5% year-on-year.
Operating expenses, following a 1.2% increase in the third quarter of 2008, totalled 5,007 million euros (down 2.8% year-on-year) in the first nine months. This is explained by i) a 4.4% decline in external service expenses to 977 million euros due to the new model for the PUT and call centres business; ii) a 1.3% decrease in supply costs to 2,184 million euros due to lower costs for interconnection, equipment purchasing and special projects; iii) the 8.0% decline in personnel expenses to 1,569 million euros due to the lower average headcount in the period and workforce reorganization expenses of 116 million euros in the first nine months of 2007 (no workforce reorganization expenses were accounted for in 2008) –stripping out the impact of these costs, personnel expenses would have fallen by 1.3% to September–; iv) the 17 million euro reduction in the bad debt provision following the bad debt recovery booked in the first quarter; v) 73 million euros contribution to cover the Universal Service Obligation. On a like-for-like basis5, operating expenses dropped 0.8% in the first nine months and fell 3.5% in the third quarter.
OIBDA rose 9.9% in the third quarter, reflecting the effect of the Universal Service Obligation (with a net positive impact of 110 million euros), lower workforce reorganization provisions (22 million euros in the third quarter of 2007 and zero in the same quarter of 2008), and higher Real Estate capital gains (5 million euros in July-September 2008 vs. 1 million euros in July-September 2007).
In the first nine months of 2008, OIBDA totalled 4,629 million euros, a year-on-year increase of 13.8%. This growth reflects: the effect of the Universal Service Obligation (with a positive impact of 110 million euros in 2008), lower provisioning linked to the workforce reorganization programme (116 million euros to September 2007 and zero in 2008), higher Real Estate capital gains (73 million euros in the first nine months of 2008 vs. 9 million euros a year earlier), sale of the bad debt portfolio for 17 million euros in 2008 and a fine levied by the European Union for 152 million euros in the second quarter of 2007.
The OIBDA margin stood at 48.7% in the quarter and at 48.9% in the first nine months.
CapEx amounted to 1,043 million euros in the first nine months, leaving operating cash flow (OIBDA-CapEx) at 3,586 million euros.
WIRELESS BUSINESS
The Spanish wireless market reached 52.5 million lines in September 2008, with an estimated penetration rate of 115% (6 percentage points higher than in September 2007).
Telefónica España’s wireless business posted net adds of 210,533 customers in the third quarter of 2008 (317,038 in the third quarter of 2007), largely underpinned by the contract segment, which accounted for 93.4% of the total, with 196,617 lines. In cumulative terms, net adds in the first nine months of 2008 reached 609,418 lines (973,759 in the first nine months of 2007), with a noteworthy number of net adds achieved in the contract segment (812,718 lines vs. 1,118,751 in the same period of 2007).
At the end of September 2008, the customer base topped 23.4 million lines, up 4.5% year-on-year, fuelled by the positive performance among contract customers (9.0% increase), which now make up 61.7% of the total customer base (up 2.5 percentage points vs. September 2007).

[5]	Including the impact on Telefónica España of the new model for public use telephone service (-106.1 million euros in the period from January to September 2007).
January — September 2008 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In terms of portability, which has slowed in recent months, the net balance in the third quarter was -14,830 lines (vs. +348 in the third quarter of 2007), with a noteworthy positive net gain of 15,886 contract lines in the quarter and of 59,366 lines in the first nine months.
Another highlight was the positive performance of the churn rate, both in the third quarter and the first nine months, which held at 1.8%. Also noteworthy was the Company’s containment of contract churn, which stood at 1.1% in the quarter, in line with previous quarters and only slightly higher than in the third quarter of 2007, while in the first nine months of the year it was virtually flat from a year earlier.
In terms of usage, the volume of traffic carried on the network rose 3.2% year-on-year in the quarter and 3.6% in the first nine months of the year. Meanwhile, MoU in the third quarter stood at 163 minutes (down 2.6% year-on-year) and at 158 minutes in the first nine months (down 2.9% year-on-year).
Voice ARPU reached 25.6 euros in the third quarter, 9.4% lower than in the same period in 2007, as it was heavily impacted by cuts in interconnection rates implemented in October 2007 and April 2008, totalling 16.0%. Outgoing voice ARPU posted a better year-on-year performance (down 8.7%) in the third quarter than overall voice ARPU, driven by the smaller drop in outgoing ARPM vs. incoming ARPM and by changes in customer usage patterns in the current economic environment. In quarter-on-quarter terms, both indicators registered a smaller percentage drop than in previous quarters, after signs of slowdown first appeared a year ago. Nine-month voice ARPU fell 8.2% year-on-year, while outgoing ARPU decreased 7.2%.
Meanwhile, data ARPU continued to grow at a healthy pace in the third quarter, rising 8.2% year-on-year to 5.3 euros. Nine-month data ARPU increased 8.1% to 5.1 euros, with year-on-year growth of 15.3% in data revenues. Performance at the data business was underpinned by content revenues and significant growth in connectivity revenues, which continued to mark a solid performance, with year-on-year growth exceeding 65.1% in the first nine months and an advance of 71.3% in the third quarter, the sharpest year-on-year increase in the last three quarters.
The number of 3G handsets held by customers rose further in the third quarter to over 5.6 million, 1.9 times more handsets than in September 2007, attaining a penetration rate of 25% of the base excluding M2M (up 11.5 percentage points year-on-year).
Consequently, total ARPU in the third quarter fell 6.8% year-on-year (outgoing ARPU down 5.9%). Total ARPU in the first nine months stood at 30.7 euros (down 5.7% year-on-year) and outgoing ARPU stood at 26.0 euros (down 4.6% vs. the same period a year earlier).
Revenues in the third quarter decreased by 2.1% year-on-year to 2,484 million euros due to lower customer usage and lower incoming revenues. However, nine-month revenues increased by 0.2% to 7,301 million euros year-on-year. Highlights by revenue item:
•	Service revenues dropped 2.1% in the third quarter year-on-year, but were virtually unchanged in the first nine months vs the same period last year, at 6,402 million euros (up 0.1% year-on-year).

•
Customer revenues were slightly lower in the quarter (down 0.8% year-on-year) impacted by lower roaming-out revenues after the introduction of new regulated tariffs during the third quarter of 2007, though in the first nine months they rose by 1.7% year-on-year to 5,230 million euros.

•	Interconnection revenues fell 7.9% year-on-year in the third quarter and in the first nine months, due largely to the reduction in interconnection rates.

•
Roaming-in revenues fell 12.2% in the quarter year-on-year as wholesale roaming prices continued their downward trend following the sharp reduction implemented in September 2007, and as the volume of traffic dropped vs. the third quarter of 2007, with a year-on-year decline of 8.4% up to September.

•
Revenues from handset sales in the third quarter dropped 1.6% year-on-year to 286 million euros, reflecting different rates of channel uptake during the summer campaign, while in the first nine months they rose 1.2% year-on-year, to 899 million euros.

January — September 2008 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Operating expenses increased 4.8% year-on-year in the third quarter to 1,397 million euros, impacted by the costs related with the Universal Service Obligation (59.4 million euros). Nine-month operating expenses increased by 2.5% to 4,110 million euros year-on-year.
As a result of the performance of revenues and expenses outlined above, operating income before depreciation and amortisation (OIBDA) in the third quarter of 2008 stood at 1,106 million euros (down 9.8% year-on-year) with an OIBDA margin of 44.5% (down 3.8 percentage points vs. the third quarter of 2007), reflecting the impact of the cost of Universal Service Obligation (59.4 million euros). Nine-month OIBDA stood at 3,253 million euros, a decrease of 2.6% year-on-year, with a margin of 44.6%.
CapEx in the first nine months totalled 511 million euros, generating operating cash flow (OIBDA-CapEx) of 2,741 million euros.
January — September 2008 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2007		2008
	September	December	March	June	September	% Chg y-o-y
Final Clients Accesses	43,939.7	44,578.2	44,872.9	45,019.7	45,160.7	2.8
Fixed telephony accesses (1)	15,882.8	15,918.8	15,842.1	15,670.0	15,526.9	(2.2)
Internet and data accesses	5,168.1	5,321.8	5,468.4	5,547.6	5,608.3	8.5
Narrowband	736.5	660.8	589.5	502.3	453.9	(38.4)
Broadband (2)	4,381.0	4,614.0	4,835.9	5,005.0	5,117.0	16.8
Other (3)	50.7	47.0	43.1	40.4	37.4	(26.1)
Mobile accesses	22,419.7	22,826.6	23,008.4	23,225.4	23,436.0	4.5
Pre-Pay	9,158.0	9,181.8	9,058.4	8,964.6	8,978.5	(2.0)
Contract	13,261.7	13,644.7	13,950.0	14,260.8	14,457.5	9.0
Pay TV	469.1	511.1	554.0	576.6	589.6	25.7

Wholesale Accesses	1,753.7	1,855.5	1,953.3	2,001.3	2,035.0	16.0
Unbundled loops	1,237.9	1,353.9	1,467.4	1,532.6	1,585.2	28.1
Shared ULL	713.5	776.4	755.0	683.6	640.2	(10.3)
Full ULL (4)	524.4	577.6	712.5	849.1	945.0	80.2
Wholesale ADSL	509.3	495.5	480.3	463.3	444.8	(12.7)
Other (5)	6.5	6.0	5.7	5.3	5.0	(22.4)

Total Accesses	45,693.4	46,433.6	46,826.3	47,020.9	47,195.7	3.3

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Leased lines.

(4)	Includes naked shared loops.

(5)	Wholesale circuits.

Note:	Iberbanda’s accesses are included from December 2006.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Revenues	15,706	15,462	1.6	5,375	5,271	2.0
Internal exp capitalized in fixed assets	151	161	(6.0)	45	50	(8.3)
Operating expenses	(8,080)	(8,138)	(0.7)	(2,749)	(2,688)	2.3
Other net operating income (expense)	31	(79)	c.s.	13	38	(65.6)
Gain (loss) on sale of fixed assets	54	(7)	c.s.	1	(7)	c.s.
Impairment of goodwill and other assets	(5)	(14)	(60.7)	(1)	(2)	(42.3)
Operating income before D&A (OIBDA)	7,857	7,384	6.4	2,684	2,661	0.9
OIBDA margin	50.0%	47.8%	2.3 p.p.	49.9%	50.5%	(0.6 p.p. )
Depreciation and amortization	(1,689)	(1,794)	(5.9)	(549)	(587)	(6.4)
Operating income (OI)	6,168	5,590	10.3	2,135	2,074	2.9

Notes:

•	OIBDA and OI before brand fees.

•
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/ 2007 variations are not homogeneous.

January — September 2008 Results Telefónica 20

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Revenues	9,468	9,219	2.7	3,255	3,074	5.9
OIBDA	4,629	4,068	13.8	1,585	1,442	9.9
OIBDA margin	48.9%	44.1%	4.8 p.p.	48.7%	46.9%	1.8 p.p.
CapEx	1,043	1,062	(1.7)	342	337	1.3
OpCF (OIBDA-CapEx)	3,586	3,006	19.3	1,243	1,104	12.5

Notes:

•	OIBDA before brand fee.

•
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Traditional Access (1)	2,263	2,084	8.6	869	694	25.2
Traditional Voice Services	3,358	3,589	(6.4)	1,097	1,201	(8.7)
Domestic Traffic (2)	1,947	2,192	(11.2)	612	726	(15.7)
Interconnection (3)	730	715	2.1	261	253	3.0
Handsets sales and others (4)	681	681	0.0	224	222	1.0
Internet Broadband Services	2,262	2,058	9.9	752	685	9.7
Narrowband	48	77	(38.7)	13	23	(44.3)
Broadband	2,215	1,981	11.8	739	662	11.6
Retail (5)	1,972	1,737	13.5	658	587	12.2
Wholesale (6)	243	244	(0.4)	80	75	6.9
Data Services	877	851	3.0	291	283	2.9
IT Services	312	304	2.5	105	102	3.7

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2)
Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonuses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note:
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

January — September 2008 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Revenues	7,301	7,287	0.2	2,484	2,536	(2.1)
OIBDA	3,253	3,340	(2.6)	1,106	1,226	(9.8)
OIBDA margin	44.6%	45.8%	(1.3 p.p. )	44.5%	48.3%	(3.8 p.p. )
CapEx	511	510	0.3	162	204	(20.4)
OpCF (OIBDA-CapEx)	2,741	2,830	(3.1)	943	1,022	(7.7)

Note:	OIBDA before brand fee.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Service Revenues	6,402	6,398	0.1	2,198	2,245	(2.1)
Customer Revenues	5,230	5,143	1.7	1,786	1,801	(0.8)
Interconnection	957	1,039	(7.9)	318	345	(7.9)
Roaming — In	161	176	(8.4)	72	83	(12.2)
Other	54	40	33.9	21	17	24.2
Handset	899	888	1.2	286	291	(1.6)
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2007		2008
	Q3	Q4	Q1	Q2	Q3	% Chg y-o-y
MoU (minutes)	168	156	151	159	163	(2.6)
Pre-pay	89	64	63	69	84	(4.8)
Contract	223	218	209	216	213	(4.6)

ARPU (EUR)	33.1	31.8	30.5	30.8	30.9	(6.8)
Pre-pay	16.5	15.0	14.6	14.5	15.4	(7.0)
Contract	44.8	43.2	41.0	41.1	40.6	(9.3)

Data ARPU	4.9	5.0	5.1	5.0	5.3	8.2
%non-P2P SMS over data revenues	48.4%	47.7%	52.7%	53.6%	54.8%	6.4 p.p.

Note:	MoU and ARPU calculated as monthly quarterly average.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	January - September
	2008	2007	% Chg
MoU (minutes)	158	162	(2.9)
Pre-pay	72	77	(6.6)
Contract	213	224	(5.2)

ARPU (EUR)	30.7	32.6	(5.7)
Pre-pay	14.8	15.7	(6.0)
Contract	40.9	44.8	(8.6)

Data ARPU	5.1	4.8	8.1
%non-P2P SMS over data revenues	52.7%	47.9%	4.8 p.p.

Note:	MoU and ARPU calculated as monthly January-September period average.
January — September 2008 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The Latin American telecommunications market continued to show strong growth in all countries in the third quarter, and Telefónica Latinoamérica continued to focus on maintaining its commercial effort to capture growth in the mobile business and further transform its wireline business activities, with a higher contribution from Internet, broadband and Pay TV services.
At the end of September 2008 Telefónica Latinoamérica managed over 150 million accesses in the region (153.1 million), 26.6 million more than in the same period last year, a year-on-year advance of 21.1%.
In the mobile business, after reporting 4.8 million net adds in the third quarter and 13.7 million in the year to date1, Telefónica Latinoamérica had 118.3 million accesses, with solid year-on-year growth that is virtually flat vs. the level recorded in the first six months of the year at 26.7% (+22.0% organic2), and healthy growth across all operations. This performance was underpinned by the higher number of gross adds recorded in the first nine months of the year (+24.8% year-on-year; +21.7% in organic terms3), and the churn evolution, which held stable year-on-year.
Of particular note was the operator’s performance in Brazil, where Vivo strengthened its position as market leader with over 42.3 million wireless accesses (almost 11 million customers more than in September 2007, with close to 4 million added following the acquisition of Telemig in April 2008); Mexico, where Telefónica continues to gain market share thanks to the 32.5% year-on-year growth in its customer base, with more than 3.6 million customers added in the last twelve months; and Peru, where customer numbers increased by 39.9% year-on-year to over 10 million mobile accesses. The Company also performed well in markets with high penetration levels, such as Argentina and Venezuela where it continues to achieve significant year-on-year increases in its customer base (+15.5% in Venezuela and +13.0% in Argentina).
In parallel with the sharp growth in mobile accesses, Telefónica’s strategy of increasing usage levels led to an increase in MoU, +11.0% year-on-year in the first nine months of 2008 in organic3 terms (+7.0% organic4 in the third quarter), while ARPU for the first nine months fell in organic terms3 by 3.5% in constant euros (-4.7% in the quarter4), impacted by the new interconnection tariffs in several countries and the commercial policies implemented to stimulate usage. In the first nine months, outgoing ARPU grew by 1.2% year-on-year in constant euros in organic terms3 (-1.3% organic4 in the third quarter), with 24.9 million more accesses than in September 2007.
In the wireline business, as a result of the transformation process for operations, the contribution of growth businesses (broadband, Pay TV and data) rose, boosted by the increase in bundled products and an improved portfolio of services, leaving the customer base at almost 34.9 million accesses, up 5.1% year-on-year. Highlights include:
•
In broadband net adds to September 2008 totalled close to 840,000 accesses (almost 350,000 in the third quarter) leaving the customer base at 5.9 million (+24.9% year-on-year). Of particular note are the expansion of the service in Colombia (+112.0% year-on-year), the sustained growth recorded in Argentina (+45.4% year-on-year) where the 1 million access mark was surpassed, and the consolidation of growth in Brazil (+26.9% year-on-year) to almost 2.5 million.

[1]	The Telemig customers incorporated by the Group in April 2008 (close to 4 million) are not included as net adds in the period.

[2]	Including Telemig accesses in September 2007.

[3]	Including Telemig in April-September 2007.

[4]	Including Telemig in July-September 2007.
January — September 2008 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
•
Telefónica Latinoamérica now has almost 1.5 million Pay TV customers, with operations in Peru, Chile, Colombia and Brazil, compared to 880,000 customers in September 2007. In October, the Pay TV service was also launched in Venezuela.

•
Fixed telephony accesses stood at 25.8 million at the end of the third quarter, up 1.4% year-on-year. Particularly noteworthy was the IRIS fixed-wireless project which underpinned the 4.7% year-on-year growth in fixed telephony accesses in Peru. The increase in fixed wireless accesses in Venezuela (year-on-year growth of 36.7%, to almost 1.3 million accesses) should also be highlighted.

Additionally, average revenue per fixed telephony access grew 5.5% to September in constant euros, driven by the improved commercial offer and the growing weight of bundled services aimed at enhancing customer loyalty, with 46% of broadband accesses under a duo or trio bundle (+17 percentage points vs. September 2007). Including local and control usage bundles, the figure rises to 59% of total fixed telephony accesses (up almost 8 percentage points from September 2007).
The Company’s strong commercial performance underpinned solid growth in its economic results in constant currency, which have been negatively impacted by exchange rate fluctuations when translated into euros. Exchange rates evolution detracted 3.0 percentage points from revenue and OIBDA growth in January-September, slightly lower than the negative impact seen in the first half of the year (-3.8 percentage points in revenues and -3.7 percentage points in OIBDA).
Revenues in the first nine months of 2008 stood at 16,311 million euros, a year-on-year increase of 11.1% in current euros, showing in the third quarter a higher growth rate (+14.5%) compared to previous quarters. Brazil continued to account for the largest portion of Telefónica Latinoamérica’s revenues in current euros (40.2%), and has even increased its contribution to the Group total (38.4% in the same period of 2007) thanks to the good evolution of revenues at Telesp and Vivo. The next largest contributions were made by Venezuela (11.5%) and Argentina (11.0%).
Organic revenue growth5 in January-September 2008 stood at 12.9%, 0.7 percentage points higher than the figure reported in the first half of the year. This performance was due to the higher revenue growth seen mainly in Brazil, and to a lesser extent in Venezuela and Argentina, with these countries contributing most to organic revenue growth (+3.1 percentage points, +2.7 percentage points and +2.4 percentage points, respectively).
Operating income before depreciation and amortization (OIBDA) grew 13.5% in current euros in January-September 2008 to 6,029 million euros, with a slightly higher increase of 14.5% booked in the third quarter. In absolute terms and in current euros, Brazil is still Telefónica Latinoamérica’s largest contributor accounting for 42.0% of total OIBDA, followed by Venezuela (14.4%) and Argentina (10.4%). We highlight the higher contribution of the Mexican business to Telefónica Latinoamérica’s OIBDA up from 2.1% in the first nine months of 2007 to 4.7% in the same period of 2008.
In organic terms5 OIBDA grew 15.6% in the first nine months of 2008, in line with the growth recorded in the first half of the year. By country, Venezuela is the largest contributor to organic OIBDA growth with 4.2 percentage points, followed by Mexico (3.6 percentage points).
Despite the scenario of high commercial activity and business transformation, Telefónica Latinoamérica continues to develop measures to improve efficiency and contain costs, which are growing at a lower pace than revenues (+8.6% in current euros and +11.6% in constant euros in the first nine months of 2008). Therefore, the OIBDA margin stood at 37.0% in January-September 2008, an improvement of 0.8 percentage points year-on-year, driven by higher margins in the mobile business. The OIBDA margin was 38.0% in third quarter, up 1.6 percentage points on the first half of 2008, with the stable margin in the wireline business and the significant improvement in the wireless business worthy of mention.
Telefónica Latinoamérica’s CapEx in the first nine months of 2008 amounted to 2,403 million euros, with investment largely deployed in developing commercial activities for the wireline broadband and Pay TV businesses, in addition to enhancing the coverage and capacity of its mobile GSM networks and the rollout of 3G networks.

[5]	Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007.
January — September 2008 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In the first nine months of 2008 Telefónica Latinoamérica generated operating cash flow (OIBDA-CapEx) of 3,626 million euros, a 5.9% year-on-year increase in current euros, and a rise of 9.6% in constant currency.
BRAZIL
The Brazilian telecommunications market in the third quarter of 2008 continued to show the same rapid pace of growth registered in the first half, with sharp gains in penetration rates in both mobile telephony and broadband.
In this context, Telefónica now has over 58.2 million accesses in Brazil, thanks to Vivo’s on-going market leadership and Telesp’s commercial success. Vivo boosted its number of accesses to 42.3 million (+35.0% year-on-year), after recording net adds of more than 1.8 million customers in the third quarter. Meanwhile, Telesp had nearly 2.5 million retail broadband accesses (+26.9% vs. September 2007), reporting 388,656 net adds in the first nine months of the year. Similarly, the growth trend in the Pay TV business continued, with accesses now exceeding 426,000. On the back of the increasing weight of bundled services and segmented offerings for each type of customer, the fixed-line access base remained at 11.9 million accesses.
From a financial standpoint, Telefónica’s third-quarter results in local currency in Brazil outpaced growth recorded in the first half of 2008, in both revenue and operating income before depreciation and amortisation (OIBDA).
Telefónica’s revenues from its Brazilian businesses in the first nine months of 2008 stood at 6,565 million euros, a year-on-year increase of 11.0% in local currency terms, following a solid 15.3% rise in the third quarter. Vivo’s sustained ramp-up in revenue growth in local currency was coupled by a sharp jump in revenues at Telesp, which grew at a significantly higher pace compared with the first half of 2008.
Operating income before depreciation and amortisation (OIBDA) reported by Telefónica in Brazil increased by 7.4% year-on-year in local currency to 2,533 million euros in the first nine months, following a noteworthy 18.7% increase in the third quarter. A highlight was the excellent performance of OIBDA at Vivo, which, in an environment marked by strong growth and significant commercial efforts, continued to improve its margin. OIBDA at Telesp, despite the greater weight of new businesses that require a higher expense effort, remained unchanged from the first nine months of 2007.
CapEx through to September totalled 1,106 million euros. The Company continued to develop its fixed-line business, enhancing the broadband, Pay TV and data services, along with mobile services, with a particular emphasis on 3G and strengthening its GSM network.
Operating cash flow (OIBDA-CapEx) generated by Telefónica in Brazil came to 1,426 million euros in the first nine months of 2008, 14.6% down year-on-year in local currency, due to the Company’s investment efforts. Excluding the acquisition of the 3G licences, Telefonica’s operating cash flow in Brazil remained almost flat vs. the same period in 2007 (-0.5% year-on-year in local currency).
VIVO
The mobile telephony market continued to mark a dynamic performance in the third quarter, achieving a penetration rate of 73%, about 4 percentage points higher than in June 2008 and nearly 14 percentage points up on September 2007. The Brazilian market now has more than 140 million mobile accesses, approximately 28 million more than in the same period a year earlier.
Vivo remains the market leader, with a customer base of 42.3 million subscribers at the end of September 2008, an increase of 35.0% from September 2007 (+21.0% in organic terms6). In the past 12 months Vivo increased its customer base with nearly 11 million new subscribers (+7.3 million in organic terms7).

[6]	Including Telemig accesses in September 2007.

[7]	The Telemig customers incorporated by the Group in April 2008 (close to 4 million) are not included as net adds in the period.

January — September 2008 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Vivo’s substantial marketing efforts in the quarter are also worth noting, as they allowed to achieve more than 5.0 million gross adds, almost 1.5 million more than in the same period a year earlier in organic terms8. This increase was fuelled by the success of the Father’s Day campaign and the Company’s improved competitive positioning. GSM gross adds accounted for more than 90% of the total in the third quarter, with GSM customers making up 62% of the total customer base at the end of September, or more than 26 million subscribers.
Despite a sizeable increase in the customer base in a highly competitive environment, churn stood at 2.6%, in both the first nine months and the third quarter. In the first nine months, churn rose 0.2 percentage points year-on-year, in line with third-quarter churn evolution, which increased 0.3 percentage points year-on-year (+0.2 percentage points in organic terms8), and fell slightly from the second quarter of 2008 (-0.1 percentage points).
As a result, Vivo posted net adds of 1.8 million accesses in the third quarter, up 60.2% in like-for-like terms8, with organic net adds9 of 4.8 million accesses in the first nine months, more than double like-for-like net adds10 in the same period a year earlier. A highlight was the growth of net adds in the contract segment in the first nine months, to over 1 million accesses, which, in organic terms10, nearly triples the figure registered a year earlier. These gains are the fruit of the success of the retention policies coupled with efforts to capture high value customers, with the Company’s “Vivo Escolha” plans a noteworthy success.
Meanwhile, MoU rose significantly, climbing 15.7% year-on-year in organic terms8 in the third quarter and reaching 87 minutes in the first nine months, an organic10 increase of 13.9% above January-September 2007.
Third-quarter ARPU fell 7.8% (-6.9% in organic terms8) in local currency, due largely to the sharp increase in the customer base and more promotions in the first half of the year, with a decrease of 5.3% (-4.9% in organic terms10) in the first nine months. Nevertheless, ARPU rose from the previous quarter (+1.4% vs. the second quarter of 2008).
In the data business, revenues continued to grow rapidly, rising 52.9% in local currency (+45.6% organic growth10) in the first nine months. This growth is the result of the success of card/modem offerings and new service plans (Vivo Zap, Vivo Wap, Vivo Play), along with the launch of 3G/HSPA services. Against this backdrop, 9.3% of service revenues now come from the data business (vs. 7.2% in the first nine months of 200710), with more than 55% generated by services other than SMS (connectivity, Internet, content...).
Thanks to the Company’s excellent operating performance, revenues rose 20.6% year-on-year in local currency in the first nine months (+12.6% in organic terms10), to 2,202 million euros, following a 22.5% increase in the third quarter (+11.5% in organic terms8). Revenue growth was based largely on the increase in service revenues, which in the third quarter rose 24.1% year-on-year (+12.2% in organic terms8), and in the first nine months grew 22.0% in local currency (+13.5% in organic terms10).
Growth in operating income before depreciation and amortisation (OIBDA) continued to outpace that of revenues, with an increase of 33.9% (+21.9% organic growth10) in the first nine months in local currency, to 616 million euros, and 55.1% in the third quarter (+37.3% organic growth8). This reflects the Company’s efforts to increase the efficiency of commercial and customer management costs, underpinned by the higher weight of GSM gross adds and larger economies of scale. The nine-month OIBDA margin climbed to 28.0%, 2.8 percentage points higher than in the same period of 2007 (+2.1 percentage points in organic terms10) and to 31.5% in the third quarter (+6.5 percentage points year-on-year; +5,8 percentage points in organic terms8), despite higher commercial activity and the consolidation of Telemig, which has lower margins.

[8]	Including Telemig in July-September 2007.

[9]	The Telemig customers incorporated by the Group in April 2008 (close to 4 million) are not included as net adds in the period.

[10]	Including Telemig in April-September 2007.
January — September 2008 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Finally, CapEx totalled 528 million euros, while operating cash flow (OIBDA-CapEx) in the first nine months amounted to 87 million euros, as a result of the Company’s CapEx efforts, Telefónica’s commitment to and reliability in improving its networks and services in Brazil, expansion into new areas and the acquisition of 3G licenses auctioned in late 2007.
TELESP
Sao Paulo, the area of Telefónica’s wireline business in Brazil, is a benchmark within Latin America in the adoption of new technologies and is noteworthy for being a demanding and dynamic market. Telefónica’s strategy for pursuing innovation and transforming its operations are the levers of the wireline business and the key to its success.
The Sao Paulo broadband market continues to show its potential, with nearly 3.7 million accesses, or a penetration rate of about 30% of total households (more than 5 percentage points above September 2007 figure).
In this market, the Company continues to pursue a strategy for bundling both traditional services (e.g. monthly fee plus unlimited local calling) and new services (2P/3P). Thanks to this policy, Telesp is keeping its number of basic telephony accesses virtually unchanged while it continues to boost its number of broadband and Pay TV customers.
Telesp ended September 2008 with 15.9 million accesses, 4.0% more than a year earlier: 11.9 million fixed line accesses, nearly 2.5 million broadband connections (+26.9% year-on-year) and 426,123 Pay TV customers.
At the broadband business, Telesp is focusing on ongoing improvement to its service, increasing speeds from 1 Mb — the minimum speed in its current range of services-. These efforts paid off as Telesp registered 161,194 net adds in the third quarter (+29.6% year-on-year and +24.6% vs. the second quarter of 2008), with net adds in the first nine months totalling 388,656.
In the Pay TV segment, Telesp strengthened its position as a key player in the market with 79,229 new accesses in the third quarter, the largest quarterly net adds in 2008.
As a result, Telesp enjoyed sharp growth in revenues, with an increase of 12.8% in local currency in the third quarter (+11.8% organic11), and 7.4% in the first nine months of the year (+6.5% organic12) to 4,680 million euros. This evolution is largely explained by the good performance in fixed telephony revenues and the acceleration in revenue growth at the Internet, Pay TV, data and IT businesses.
Fixed-line revenues climbed 2.0% year-on-year in local currency in the first nine months, reversing the decline seen in the first half following solid growth of 7.4% in the third quarter. Besides being fuelled by a rate increase in July and higher traffic linked to growth in the wireless business, this performance reflects the success of service bundling policies and the rollout of a segmented range of services tailored to customers’ needs. Over 56% of Telesp’s lines have bundled services (vs. 47% in September 2007), and the Company posted a noteworthy advance in average revenue per fixed telephony access of 6.6% year-on-year in local currency in the first nine months of 2008.
Meanwhile, Internet and Pay TV revenues rose 47.2% in the third quarter and 42.9% in the first nine months, and now account for 12.5% of total revenues (vs. 9.4% in September 2007). In addition, data, IT and capacity rental revenues were key to bolstering growth in new businesses linked to fixed-line telephony and the wholesale business, along with expansion in mobile sector, with an advance of 21.4% year-on-year in local currency in the first nine months and 23.5% in the third quarter.
Nine-month operating expenses rose 8.9% year-on-year in local currency (+13.6% in the quarter). Expenses rose largely because of higher supply costs, due to higher interconnection spending linked to increased traffic volumes, and rising costs associated with stepped-up activity in broadband and Pay TV. External service expenses rose due to higher customer service costs and network maintenance spending. These increases were partially offset with lower personnel costs and a significant drop in bad debt provisions, which fell to 3.2% of revenues in the first nine months (down 0.8 percentage points year-on-year).

[11]	Including TVA revenues in July-September 2007.

[12]	Including TVA revenues in January-September 2007.
January — September 2008 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) in the first nine months amounted to 1,898 million euros, similar in local currency to the figure reported a year earlier, following the significant year-on-year rise of 8.8% in the third quarter, which reversed a decline seen in the first half.
The third-quarter OIBDA margin stood at 40.2%, slightly lower than in the same period a year earlier (-1.5 percentage points), but showing an improvement vs. the trend recorded in the first half of 2008 (-3.7 percentage points year-on-year), while the nine-month margin stood at 40.6%. The third-quarter margin (40.2%) was affected by the impacts related to technical problems with the data transmission network in July 2008. Stripping out this effect, the third-quarter margin stood at 40.9%.
Nine-month CapEx amounted to 578 million euros, which was focused on the broadband and Pay TV businesses, as well as data networks for corporates, while operating cash flow (OIBDA-CapEx) totalled 1,320 million euros.
ARGENTINA
Argentina has been one of the fastest-growing telecommunications markets in the region in 2008, in both the wireless and broadband segments.
In this environment, Telefónica in Argentina managed a total of 20.5 million accesses at the end of September 2008, nearly 1.1 million more than in December 2007 (year-on-year growth of 9.2%). This sharp growth was underpinned by the performance of wireless accesses (+13.0%), with net adds of one million since December 2007, and a booming broadband business (+45.4% year-on-year), with 226,905 new accesses registered since December 2007.
This robust business momentum led to another quarter with a ramp-up in year-on-year revenues growth rate, which stood at 24.6% in local currency in the third quarter (vs. +19.9% in the first half of 2008). Revenues for the first nine months of the year totalled 1,802 million euros, a year-on-year increase of 21.5% in local currency.
Revenue growth is likewise reflected in operating income before depreciation and amortisation (OIBDA). Third-quarter OIBDA climbed 19.8% in local currency terms, outpacing first-half growth (+12.2% in local currency), while in the first nine months it totalled 627 million euros, an increase of 14.9% in local currency vs. the same period a year earlier.
CapEx in the first nine months totalled 187 million euros, generating operating cash flow (OIBDA-CapEx) of 440 million euros (+13.6% in local currency year-on-year).
T. MÓVILES ARGENTINA
The wireless telephony market in Argentina continued to post significant growth in accesses, achieving a penetration rate of 106% by the end of September, 14 percentage points higher than a year earlier and 4 percentage points higher than in June 2008.
Net adds in the third quarter totalled 544,234 new customers, a 53.9% increase from the second quarter of 2008, bringing the total so far this year to 1,022,948. This robust performance in net adds was underpinned by a reduction in churn in the third quarter which left nine-month churn at 2.0% (+0.3 percentage points higher than the first nine months of 2007). Thus, the total access base reached 14.7 million in September 2008, up 13.0% vs. September 2007.
MoU rose 20.3% year-on-year to more than 74 minutes in the first nine months of 2008. This strong advance in MoU was mainly due to the strategy for increasing on-net traffic, which soared 119% year-on-year in the first nine months and 121% year-on-year in the third quarter. To this end, the Company ran several marketing campaigns in the last three months concurrently with its “Comunidad Movistar” campaign, which offers differential on-net rates.
January — September 2008 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
This strategy is paying off in the form of rising ARPU, which was up 9.8% year-on-year in the first nine months in local currency and up 14.3% in the third quarter of 2008. ARPU also benefited from good performance at the data business, as nine-month data revenues in local currency climbed 30.2% year-on-year to account for 24.8% of service revenues.
Growth in revenues ramped up in the third quarter, climbing 31.7% year-on-year in local currency, and 27.6% in the first nine months vs. 2007 to 1,128 million euros. This positive performance was largely due to growth in outgoing voice revenues, which are rising as a result of the measures implemented to increase traffic and grow a 33.6% in the quarter and a 31.1% on cumulative terms to September 2008, driving service revenue up 31.3% in the third quarter and 28.4% in the first nine months of the year.
Nine-month operating income before depreciation and amortisation (OIBDA) outpaced revenue growth, gaining 30.2% year-on-year in local currency and rising 28.4% in the third quarter to reach 333 million euros. This left the nine-month OIBDA margin at 29.5% (+0.6 percentage points higher than in the same period in 2007), while the third-quarter margin stood at 32.4%.
Operating expenses in the first nine months were up by 25.6% year-on-year in local currency, primarily due to higher interconnection costs arising from soaring traffic volumes and rising customer management costs linked to the larger customer base and increases of the prices of customer services in an environment of higher inflation.
Nine-month CapEx totalled 55 million euros, bringing operating cash flow (OIBDA-CapEx) to 278 million euros.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina continued its high commercial activity, broadening its customer base by 0.6% year-on-year in the first nine months, to 5.9 million accesses.
The Company surpassed the 1-million-access mark in the broadband segment, with 1,046,224 accesses, up 45.4% from September 2007. Net adds reached 79,820 accesses in the third quarter of 2008 maintaining the growth pace registered in the second quarter of 2008, and bringing the total for the year to 226,905 new accesses. The broadband business’ healthy performance was due mainly to its attractive Duo offer and significant efforts to improve speeds (the number of accesses of over 2 Mb more than tripled in the last twelve months). Additionally, 53.2% of broadband connections are contracted with Duo packages, driven by the ever-increasing portion of these packages in gross adds (90% in the third quarter). Likewise, and due in large part to the strategy of bundling services, fixed-line accesses totalled 4.6 million at the end of September 2008.
It is noteworthy the sound performance of revenues, which showed an acceleration in its year-on-year growth rate to 18.9% in local currency in the third quarter of 2008, generating a 13.8% year-on-year increase in the first nine months, to 736 million euros. This performance was based on higher Internet revenues, which rose 37.1% in local currency in the first nine months from a year earlier (+45.7% in the quarter) to account for 16.9% of total revenues (+2.9 percentage points vs. the first nine months of 2007) and on data revenues, IT and circuits rental, which rose 28.0% in the first nine months. Faster growth in the traditional telephony business, which continues to accelerate its growth rate quarter after quarter, reached 4.2% in the first nine months (+5.2% in the quarter). This was driven by the good performance at the basic service business, which partially offset lower revenues from the public phone business, whose weight of revenues fell to 5.8% in the first nine months of 2008 (-2.6 percentage points year-on-year).
Operating expenses in the first nine months rose 24.7% year-on-year in local currency (+26.4% in the first half of 2008), largely as a result of higher external services and personnel expenses due to higher activity and general increases in prices, offsetting savings generated on other items. Nevertheless, third-quarter expenses showed improvement from past quarters (-1.4% vs. the second quarter).
Bad debt levels were unchanged from a year earlier, with bad debt provisions of approximately 1.1% of cumulative 2008 revenues.
January — September 2008 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica de Argentina’s operating income before depreciation and amortisation (OIBDA) totalled 294 million euros in the first nine months, a year-on-year increase of 1.4%. The OIBDA margin stood at 34.7% in the first nine months of the year, 3.5 percentage points lower than in the same period a year earlier and in line with the first half of 2008.
CapEx totalled 133 million euros and was devoted largely to strengthen networks and provide the best broadband service on the market.
Operating cash flow (OIBDA-CapEx) amounted to 162 million euros in the first nine months.
CHILE
In a market with one of the highest penetration rates, both in mobile telephony and in broadband, Telefónica is steadily expanding its total number of accesses, which stood at 9.8 million at the end of September 2008, 8.1% more than a year earlier. This growth was driven by an increase in the wireless customer base (+10.8% year-on-year to 6.7 million), a 15.4% year-on-year rise in broadband connections to more than 700,000, and a 27.2% increase in Pay TV subscribers to over 250,000. Meanwhile, fixed line accesses registered a slight year-on-year decline of 1.8%.
Telefónica’s revenues in Chile in the first nine months totalled 1,463 million euros, a year-on-year increase of 14.4% in local currency (+13.1% in the third quarter of 2008), largely underpinned by higher revenues at the mobile business, although the wireline business also posted positive growth.
Operating income before depreciation and amortisation (OIBDA) totalled 539 million euros, up 8.3% year-on-year in local currency (+0.6% in the third quarter), benefiting from growth in wireless business OIBDA.
CapEx in the first nine months stood at 290 million euros, reflecting the Company’s commitment to enhance its networks, both fixed, with improvements in broadband and Pay TV, and wireless, consolidating the network and speeding the rollout of 3G services.
Operating cash flow (OIBDA-CapEx) in the first nine months amounted to 249 million euros, 12.4% more than in September 2007 in local currency.
T. MÓVILES CHILE
The Chilean mobile market continued to grow at a strong pace, with penetration estimated at 94% in September 2008 (7 percentage points higher than in September 2007).
In this environment, Movistar Chile had 6.7 million customers at the end of September, 10.8% more than in September 2007, with net adds of 91,349 accesses in the third quarter and 419,942 in the first nine months. Highlights included 26.4% year-on-year growth in the contract customer base, the result of Telefónica’s focus on higher-value customers, who now account for 27.5% of the customer base (+3.4 percentage points from September 2007). This customer segment accounted for 73% of net adds in the first nine months and for 93% in the third quarter.
This improved customer mix and lower contract churn prompted a reduction in overall churn to 1.8% in the first nine months (-0.1 percentage points year-on-year) and to 1.7% in the quarter (-0.3 percentage points year-on-year).
Equally noteworthy were the gains in GSM services, as more than 95% of customers now use this technology (+9 percentage points vs. September 2007). Movistar Chile has more than 73,000 3G subscribers since the launch of these services in late 2007.
Usage ratios have grown steadily in 2008, reflecting Movistar Chile’s policy for unlocking value. The Company is successfully developing policies to encourage customer migration and plan upgrades through the sale of minutes packages and value-added services. As a result, MoU in the first nine months rose 19.9% year-on-year to 122 minutes (+15.6% in the third quarter), a highlight of which was the Company’s efforts to increasing on-net traffic, whose share of total outgoing traffic rose 5.1 percentage points year-on-year. Meanwhile, ARPU rose 10.3% in the first nine months in local currency (+7.5% in the third quarter).
January — September 2008 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Turning to financial results, revenues rose 20.1% year-on-year in local currency in the third quarter, and climbed 22.8% in the first nine months, totalling 787 million euros.
Service revenues in the third quarter climbed 18.1% year-on-year in local currency (+22.5% in the first nine months), underpinned by ongoing expansion of the customer base and rising ARPU. Worthy of note was the increase in outgoing revenues (+16.1% year-on-year in local currency in the quarter, +22.8% in the first nine months), driven by growth in data services (+42.5% year-on-year in local currency in the quarter, +48.5% in the nine months), which accounted for 9.0% of service revenues in the first nine months (+1.6 percentage points year-on-year).
Operating income before depreciation and amortisation (OIBDA) in the first nine months totalled 288 million euros, an increase of 23.9% year-on-year in local currency, while third-quarter OIBDA rose 9.7% year-on-year. The nine-month OIBDA margin held steady at 36.6%, 0.3 percentage point higher than in the same period a year earlier.
CapEx amounted to 159 million euros in the first nine months, with operating cash flow (OIBDA-CapEx) totalling 129 million euros.
TELEFÓNICA CHILE
Telefónica Chile managed 3.1 million accesses in September 2008, 2.7% more than in September 2007, boosted by expansion in the number of broadband and Pay TV connections. Fixed-line accesses dropped 1.8% year-on-year.
The Company’s service bundling strategy remains the growth driver at the broadband and Pay TV businesses. Broadband connections exceed 700,000, with year-on-year growth of 15.4% following net adds of 20,397 in the third quarter and 54,174 in the first nine months. Similarly, Pay TV accesses registered year-on-year growth of 27.2% following net adds of 10,049 in the third quarter and 30,934 in the first nine months, and consolidated their role as a key element in the differentiation of our commercial offer, with an estimated market share of 17.6%.
Building on efforts to unlock value in the customer base, it is worth noting that 96% of broadband customers have a Duo or Trio bundle. Thanks to this commitment to differentiate its offering, Telefónica was able to maintain its share of the broadband market at 49% as market leader in a highly competitive environment.
Revenues grew 6.3% year-on-year in both the third quarter and first nine months in local currency, bringing nine-month revenues to 741 million euros. This performance is driven by the strong growth in Internet and Pay TV revenues, which climbed 29.0% and continued to drive growth, raising their weight in total revenues to 21.9% (3.8 percentage points higher than in the first nine months of 2007). The fixed-line business outperformed previous quarters, with year-on-year growth in the third quarter of 1.4% in local currency, vs. declines in previous quarters, containing the year-on-year drop in the first nine months to 0.5%. Data, IT and capacity rental revenues likewise had a positive performance, rising 21.1% in local currency in the first nine months.
An increase in the percentage of bundled lines (63% of lines in September 2008 vs. 51% in September 2007) pushed up average revenue per fixed telephony access by 6.0% in local currency in the first nine months, slightly outpacing the 5.8% increase registered in the first half of 2008.
Nine-month operating expenses performed in line with previous quarters. They rose 14.1% in local currency, slightly less than in the first half (+14.5% in local currency). This trend in expenses was dirven by higher customer care costs, higher network and energy costs and spending to expand the Pay TV business. It was likewise affected by the higher cost of international capacity rental linked to greater use of broadband and the increase in broadband speed implemented for all customers beginning in March 2008. On the other hand, the pace of growth in personnel costs continued to slow. Bad debt provisions as a percentage of revenues stood at 5.0% (2.1 percentage points higher than in the first nine months of 2007).
January — September 2008 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) fell by 8.6% in the third quarter in local currency, leaving nine-month OIBDA at 251 million euros, a 5.7% decrease in local currency from a year earlier. Meanwhile, the OIBDA margin in the third quarter was 32.8% and 33.9% in the first nine months (-4.3 percentage points year-on-year).
CapEx in the first nine months amounted to 131 million euros. The top drivers of spending were the Company’s commitment to Pay TV and broadband, coupled with constant quality improvement as the cornerstones of change at the wireline business.
Telefónica Chile generated operating cash flow (OIBDA-CapEx) of 120 million euros in the first nine months of 2008.
PERÚ
Total accesses managed by Telefónica in Peru stood at 14.3 million at the end of September 2008, an increase of 27.7% year-on-year. This sharp growth was driven by the sharp increase in new mobile customers, with net adds of 1.9 million so far this year, with the total now exceeding 10 million (up 39.9% year-on- year), an increase in the number of fixed line accesses (up 4.7% year-on-year) and the significant growth in the number of broadband connections (up 20.5% year-on-year), which reached 669,836 at the end of September.
Enhanced commercial activity boosted revenues by 8.3% year-on-year in local currency in the third quarter of 2008, bringing nine-month revenues to 1,168 million euros, with a year-on-year increase of 6.2% in local currency that overtook the first half growth of 5.1%, thanks to the rise in revenues from the mobile business, broadband and Pay TV.
Operating income before depreciation and amortisation (OIBDA) following a high increase in the third quarter (up 11.2% year-on-year in local currency) totalled 432 million euros at the end of September. This brought the nine-month year-on-year increase to 3.8% in local currency, underpinned by good OIBDA performance at the wireless business.
CapEx through to September was mainly devoted to growth businesses (wireless, broadband and Pay TV) and amounted to 129 million euros, while operating cash flow (OIBDA-CapEx) rose 15.0% year-on-year in local currency to 304 million euros.
T. MÓVILES PERÚ
The penetration rate of the mobile telephony market in Peru maintained an exceptional pace of growth in the first nine months of 2008 to 58% (+15 percentage points year-on-year), showing a more than 3 percentage points advance in the third quarter.
Telefónica’s total wireless accesses in Peru at the end of September 2008 topped the 10 million mark, with a significant increase of 39.9% year-on-year, driven by a sharp rise in prepay customers (up 41.4% year-on-year) and a steady growth in the contract customer base (up 27.5% vs. September 2007).
Gross adds remained strong topping 1.5 million adds in the quarter, up 10.6% on the same period in 2007, and 4.5 million adds in the first nine months (up 25.5% year-on-year). Churn was slightly improved in the quarter, at 3.0% (0.4 percentage points lower than in the second quarter of 2008), with 686,088 net adds in the quarter. In cumulative terms, churn stood at 3.2% (0.4 percentage points higher than in the same period in 2007). In the first nine months of the year 1.9 million new clients were added to the customer base (vs. 2 million in the first nine months of 2007), highlighting the growth in contract net adds (up 149.0%), thanks to both new subscribers and existing customers migrating from prepay. GSM customers accounted for 87.8% of the total at the end of September (up 16.3 percentage points vs. September 2007).
January — September 2008 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
MoU recovered the upward trend again in the third quarter, boosted by changes in the commercial offer, with a 3.6% year-on-year increase which brought the nine-month MoU to 90 minutes, up 3.3% vs. September 2007. Although the fall in ARPU in the third quarter was limited to 18.6% in local currency, nine-month ARPU dropped by 19.4% year-on-year, negatively impacted by the reduction in mobile termination rates (down 19% in nominal terms from January 1st, 2008), higher traffic promotions compared with the same period in 2007 and the strong growth in the customer base.
Revenue growth accelerated in the third quarter compared with the first half of 2008, rising 33.2% year-on-year in local currency. Nine-month revenues in local currency rose 29.5% to 544 million euros, thanks to higher cumulative mobile service revenues (up 18.5% in local currency). Outgoing mobile revenues maintained a sharp increase through to September (up 27.8% year-on-year in local currency) offsetting flat incoming revenues (down 0.9% in local currency). However, it is worth mentioning that despite lower termination rates, higher incoming traffic volumes helped third quarter incoming revenues to register a significant year-on-year increase of 18.7% in local currency, reversing the decrease of 10.6% registered in the first half of 2008.
Data revenues likewise posted significant growth, climbing 82.3% year-on-year in the first nine months in local currency and accounting for 13.4% of mobile service revenues (up 4.6 percentage points from September 2007).
OIBDA posted strong year-on-year growth in the third quarter, rising 83.3% in local currency, which boosted nine-month OIBDA by 67.5% year-on-year to 177 million euros. This positive performance is explained not only by stronger revenue growth but also by lower subscriber acquisition costs (lower unit subsidies) and retention costs. The trend in margins expansion also intensified, with the third-quarter OIBDA margin at 35.3%, 9.6 percentage points higher than in the same period in 2007, and a nine month margin of 32.5% (up 7.4 percentage points vs. September 2007).
CapEx in the first nine months amounted to 59 million euros, leaving operating cash flow (OIBDA-CapEx) at 118 million euros.
TELEFONICA DEL PERÚ13
Total accesses managed by Telefónica del Perú stood at 4.3 million at the end of September 2008, up 6.0% year-on-year underpinned by the increases in wireline telephony accesses (up 4.7% year-on-year), primarily driven by the expansion of fixed-wireless telephony, broadband accesses (up 20.5% year-on-year) and Pay TV which benefited from the good performance of cable customers, to total 645,974 accesses (up 2.9% year-on-year).
Growth in broadband connections accelerated in the third quarter as a result of the Company strategy to foster these accesses expansion. Broadband net adds in the quarter amounted to 43,031 accesses, up 32.1% vs. the second quarter of 2008, with an increase of 53.3% versus the third quarter of 2007. In the first nine months, broadband net adds stood at 97,748 (up 11.9% vs. January-September 2007), bringing the total base to 669,836 accesses.
Along the quarter Telefónica del Perú continued to focus on bundling and a segmented product range as the key drivers of the business transformation. Duo and Trio bundles accounted for 30.6% of the broadband accesses at the end of September, an increase of 23.3 percentage points in the third quarter of 2008. Additionally, in September the Company bought Star Global, a supplier of cable TV and broadband in Arequipa and Tacna — Peru’s largest the economies after Lima — which enhanced its market position.
Against this backdrop, third quarter revenues tracked the trend seen in previous quarters (down 7.1% year-on-year in local currency), resulting in a year-on-year decrease of 7.4% in local currency in the first nine months to 711 million euros. The main factors behind this decline were lower revenues from traditional telephony and public telephones, affected by the boom in wireless penetration, the use of unofficial call centres, and the October 2007 elimination of long-distance carrier pre-selection by default. In contrast, the success of new businesses partly offset this trend, being particularly noteworthy the nine-month growth in broadband revenues (up 21.8% in local currency). Revenues from Internet and Pay TV rose by 14.4% year-on-year in local currency in the first nine months, and now contribute 30.2% of total revenues (up 5.7 percentage points vs. the same period in 2007).

[13]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

January — September 2008 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Additionally, revenues from public use telephony slowed again their year-on-year drop thanks to a cut in the price of calls from public phones that prompted a sharp increase in traffic. The weight of these revenues over the total continued to reduce to account for 11.2% in September (down 4.4 percentage points from September 2007). In the long-distance calling business likewise, the Company kept its focus on customer pre-selection.
In the third quarter operating expenses were up by 0.8% year-on-year in local currency, bringing the nine-month drop to 0.2%. This achievement is explained by lower supplies along with lower personnel costs. Bad debt provisions in the third quarter stood at 2.5% of total revenues, 0.2 percentage points lower than the previous quarter, while it accounted for 3.0% of cumulative revenues (vs. 1.4% in the first nine months of 2007).
Nine-month OIBDA totalled 255 million euros (down 18.0% year-on-year in local currency and down 17.1% in the third quarter), affected by the traditional telephony revenue performance and by commercial efforts to develop new businesses. The OIBDA margin in the third quarter stood at 35.2% and in the first nine months at 35.9%, (down 4.6 percentage points vs. September 2007).
CapEx in the first nine months amounted to 70 million euros, leaving operating cash flow (OIBDA-CapEx) at 185 million euros.
COLOMBIA
At the end of September 2008, Telefónica managed more than 12.5 million accesses in Colombia, a 23.9% advance from a year earlier, underpinned by continued growth in wireless accesses (+28.5%) to more than 9.7 million, a significant increase in broadband (+112.0%) to 355,068 accesses and the advance of Pay TV to 137,508 customers (a threefold increase from a year earlier).
In the first nine months of 2008, revenues totalled 1,131 million euros, virtually unchanged from a year earlier in local currency, after a third quarter decrease of 3.0% year-on-year in local currency, due to lower revenues at the wireless business not offset by growth in wireline revenues.
Even though revenues were virtually unchanged, reflecting efficiency improvements and lower wireless interconnection expenses, operating income before depreciation and amortisation (OIBDA) registered a significant growth of 11.8% year-on-year in local currency to 380 million euros in the first nine months, outpacing the first-half increase (+8.1% year-on-year), as the third quarter saw year-on-year growth of 18.7%.
CapEx through to September 2008 totalled 252 million euros and was mainly used for the development of wireless and broadband networks, while operating cash flow (OIBDA-CapEx) fell 34.0% year-on-year in local currency terms, to 128 million euros.
T. MÓVILES COLOMBIA
The estimated penetration rate in the Colombian mobile market topped 84% at the end of September, up more than 15 percentage points in the last twelve months and 3 percentage points in the last quarter.
Against this backdrop, mobile accesses managed by Telefónica in Colombia totalled 9.7 million at the end of September, year-on-year growth of 28.5% which tops the increase reported in the previous quarters (+22.9% to June and +16.0% to March) accounting GSM customers for 89.7% of the total (+13.0 percentage points year-on-year).
Gross adds grew by a robust 66.2% year-on-year in the third quarter (vs. 61.8% in the second quarter), taking gross adds in the first nine months of 2008 to 4.1 million, up 58.0% from the same period in 2007. This strong commercial activity reflects the Company’s efforts to expand its distribution network. Accordingly, Telefónica had around 50% more points of sale at the end of September than at the start of 2008.
January — September 2008 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Churn in the third quarter, in the context of the Colombian market dynamic, stood at 3.6%, reducing 0.3 percentage points versus the third quarter of 2007, while churn in the first nine months stood at 3.5%, improving 0.7 percentage points versus the same period a year earlier. As a result, net adds were 343,494 accesses in the third quarter (compared with a net loss in the same quarter of 2007), bringing net adds in the first nine months to 1.3 million (vs. -208,142 in the same period in 2007).
In terms of use, MoU amounted to 123 minutes in the third quarter (vs. 120 in the second quarter), up 5.4% year-on-year. In cumulative terms, MoU increased by 18.2% year-on-year to September, driven by a higher number of promotions and measures to boost top-ups.
ARPU continued to be affected by the sharp reduction of approximately 50% in interconnection tariffs since December 2007, with incoming traffic revenues declining 44.9% in local currency in the year to date. As a result, despite the growth in MoU, ARPU in local currency fell 26.9% year-on-year in the quarter and 19.4% in the first nine months. Additionally, ARPU was also affected by the increased weighting of the pre-paid customer base, which stood at 82.0% at the end of the quarter, 4.3 percentage points more than in September 2007. The Company is taking action to improve the quality of adds, which should improve future ARPU performance.
As a result, revenues fell 8.7% in the third quarter in local currency vs. the same period in 2007, with revenues in the first nine months falling 2.4% in local currency to 623 million euros. Service revenues fell 4.2% in local currency to September, affected by lower incoming revenues which were not offset by the strong performance of outgoing revenues (+14.1% year-on-year in local currency to September). Particularly noteworthy was the solid growth in data revenue in the first nine months, up 61.1% year-on-year in local currency, to account for 5.5% of service revenues (+2.2 percentage points vs. January-September 2007).
Thanks to efforts to control costs and lowered interconnection expenses, operating income before amortisation and depreciation (OIBDA) grew 15.2% year-on-year in local currency in the quarter to reach year to date 149 million euros, up 38.8% from September 2007 in local currency. The OIBDA margin in the quarter stood at 28.4% (6.0 percentage points higher than in the same quarter in 2007), and improved by 7.1 percentage points year-on-year in the first nine months to 24.0%.
CapEx amounted to 130 million euros in the first nine months, leaving operating cash flow (OIBDA-CapEx) of 19 million euros.
TELEFÓNICA TELECOM
Telefónica Telecom reported 2.8 million total accesses at the end of September, up 10.2% year-on-year, being noteworthy the increased achieved by broadband (+112.0%) to 355,068 accesses, and Pay TV that almost tripled in the year to 137,508 accesses.
Thanks to the bundling and broadband expansion strategy, the strong pace of broadband and TV customer acquisition continued the positive trend in the third quarter. Broadband net adds totalled 61,104 in the quarter, up 43.7% on the same quarter in 2007 and 9.8% on the second quarter of 2008. In the year to date net broadband adds totalled 154,797, showing a growth of 55.6% vs. the same period in 2007. Meanwhile, Pay TV net adds amounted to 24,893 in the quarter (up 38.8% vs. the third quarter of 2007), bringing the figure for the first nine months to 64,578 new accesses (up 39.8% from the first nine months of 2007).
Revenue growth accelerated in the third quarter, increasing by 3.0% year-on-year in local currency, to amount to 533 million euros in the first nine months, up 1.8% year-on-year and therefore improving the 1.2% rise achieved to June. This acceleration was mainly driven by the growing contribution of Internet and Pay TV revenues which, with cumulative year-on-year growth of 89.5% in local currency, accounted for 15.7% of total revenues at the end of the quarter (an increase of 7.3 percentage points from a year earlier). In addition, traditional telephony revenues dropped 7.7% year-on-year in the quarter in local currency, reducing the year-to-date decline in local currency to 9.9%, still affected by the mobile substitution effect and the sharp cut in interconnection tariffs (-38% in average) since December 2007.
January — September 2008 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Particularly noteworthy is the growth in average revenue per fixed telephony access, which rose 3.4% year-on-year to September in local currency (+1.5% to June), reflecting the success of the service bundling strategy.
Operating expenses advanced 9.9% year-on-year in local currency in the first nine months of 2008, due to higher supplies costs and larger commissions related to the increased ADSL and Pay TV commercial activity. However, expenses growth eased from June and increased by 3.3% in local currency compared with the third quarter of 2007 despite the increase in commercial activity. Bad debt provisions amounted to 2.4% of revenues at the end of September, down 0.7 percentage points vs. September 2007.
As a result, operating income before amortisation and depreciation (OIBDA) advanced 21.6% year-on-year in the quarter in local currency, reversing the trend seen in the first half of the year and amounting to 231 million euros in the first nine months, virtually unchanged from the same period in 2007 (down 0.5% year-on-year in local currency). The improvement on previous quarters is also evident in the third-quarter margin, which advanced 9.0 percentage points from the second quarter to 47.2%. The cumulative margin stood at 43.3% (down 1.0 percentage points from September 2007).
CapEx in the first nine months amounted to 122 million euros, leaving operating cash flow (OIBDA-CapEx) of 109 million euros.
MÉXICO
The estimated penetration rate in the Mexican wireless market surpassed 69% in September (+10 percentage points from a year earlier), close to 2 percentage points higher than in the second quarter of 2008. In the third quarter of the year marketing became less aggressive in the market, after the strong commercial activity for the Mother’s Day campaign in the second quarter of 2008.
Telefónica Móviles México continues to focus on growth and profitability, registering 1.5 million gross adds in the third quarter (compared with 1.6 million in the same quarter in 2007). Efforts geared toward increasing customer loyalty, along with commercial actions aimed at boosting top-ups, were reflected in a notably churn reduction (standing at 2.2% in the quarter; -0.3 percentage points year-on-year).
Net adds in the third quarter amounted to 547,739 customers (vs. 839,513 in the third quarter of 2007), with 2.1 million customers added in the first nine months.
Telefónica Móviles México had a customer base of 14.7 million at the end of September 2008 (of which 882,805 were contract customers), an increase of 32.5% from September 2007, thanks mostly to its competitive and flexible commercial offer in the prepay segment.
Total traffic continued to show sound growth (+41.9% vs. the first nine months of 2007), especially outgoing and on-net traffic. MoU in the first nine months (139 minutes) rose by 1.7% from a year earlier, despite sharp growth in the customer base, driven by improvements in marketing offers (“Pagamenos” and “Movistar por llamada”), which boosted total outgoing ARPU by 2.7% in local currency, and partially offset lower incoming ARPU as a result of the cut in interconnection rates early in the year. Total ARPU in the first nine months dropped year-on-year in local currency (-3.6%). Quarterly ARPU was affected by changes in the commercial offer.
Revenues in the third quarter rose 21.3% year-on-year in local currency, with nine-months revenue up 29.5% in local currency to 1,204 million euros. Service revenue registered another quarter of sharp increases (+25.9% in the quarter and +35.2% in the nine months), bolstered mainly by growth in outgoing revenues (+29.3% in local currency vs. the third quarter of 2007 and +44.2% vs. the first nine months of 2007), which were fuelled by a steady rise of on-net traffic and a noteworthy increase in data traffic. Incoming revenues advanced 6.8% in local currency year-on-year in the third quarter of 2008 and by 13.5% in the first nine months, despite the 9.7% reduction in call termination prices in January 2008.
Operating income before depreciation and amortisation (OIBDA) in the third quarter reflects sustained growth in revenues, efficiency improvements stemming from economies of scale and cost containment, which limited the rise in operating expenses lagging far behind revenue growth. That helped the Company to more than double OIBDA in the third quarter from a year earlier in local currency, leaving the margin at 25.5% (+11.0 percentage points year-on-year). Nine-month OIBDA totalled 283 million euros, 2.7 times the amount booked in the same period a year earlier in local currency, with a margin of 23.5% (+12.2 percentage points higher than the margin posted in the first nine months of 2007).
January — September 2008 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx in the first nine months amounted to 157 million euros, resulting in operating cash flow (OIBDA-CapEx) of 126 million euros, a significant improvement on the same period in 2007 (-40 million euros).
VENEZUELA
The penetration rate in the Venezuelan wireless market increased to an estimated 97% at the end of the third quarter of 2008, 17 percentage points higher than in September 2007, making Venezuela one of the region’s fastest-growing markets in the past 12 months.
Telefónica once again reported strong operating growth in Venezuela in the third quarter of 2008, thanks to a stepped-up commercial activity which generated a year-on-year increase of 41.8% in wireless subscriber gross adds, to 1.2 million, bringing nine–month wireless gross adds to 3.1 million (up 4.7% vs. the first nine months of 2007). The Company continued to follow the strategy of offering the widest range of handsets, boosting wireless broadband and fixed wireless sales. Wireless broadband gross adds rose 118% in the third quarter vs. the same period a year earlier, while fixed wireless gross adds jumped 135%.
Churn in the third quarter was down 0.4 percentage points year-on-year, to 2.4% (2.7% in the first nine months, virtually unchanged from the first nine months of 2007). This reduction was driven by improved retention policies, with initiatives segmented according to the usage profile of each customer.
Wireless net adds rose sharply in the third quarter to 438,981 customers (a more than fivefold increase from the third quarter of 2007), bringing the nine-month total to 846,180 new customers (912,866 in the first nine months of 2007).
Telefónica Móviles Venezuela had 11.6 million total accesses at the end of September 2008 (up 17.5% vs. September 2007), underpinned by its wireless customer base (up 15.5%) to reach 10.3 million accesses and sharp growth in fixed wireless (up 36.7%). GSM customers now account for 52.0% of total wireless customers (up 24.5 percentage points vs. September 2007).
MoU decreased 1.5% year-on-year in the first nine months vs. the same period a year earlier, to 128 minutes, and by 3.9% in the third quarter from the same period in 2007 impacted by the changes introduced in the commercial offer. ARPU rose by 8.6% year-on-year in the first nine months (increasing 13.9% in the third quarter in local currency), driven by the growing contribution of data services, which accounted for 21.0% of service revenues in the first nine months (up 2.5 percentage points year-on-year).
Revenue growth picked up in the third quarter, accelerating its growth rate to 26.5% year-on-year in local currency, while in the first nine months it totalled 1,871 million euros (a year-on-year increase of 23.3% in local currency). Underpinning this growth was the advance in service revenues (up 20.6% vs. January-September 2007 in local currency and up 25.0% in the third quarter), which outpaced customer growth. Good performance in outgoing wireless ARPU (up 12.4% in local currency in the first nine months), translated into a 29.1% increase in outgoing revenues in local currency in the first nine months, which offset the lower incoming revenues (down 4.9% to September 2008). This was due to the reduction in mobile termination rates (down 18% since July 2008, following the 34% fee reduction introduced in July 2007).
Operating income before depreciation and amortisation (OIBDA) grew 28.0 % in the quarter in local currency, with nine-month OIBDA totalling 866 million euros (up 29.6% in local currency), thanks to higher revenues and commercial savings deriving from lower handset subsidies. The OIBDA margin in the quarter stood at 48.6%, up 0.4 percentage points on the third quarter of 2007, and 46.3% in the year to date (up 2.3 percentage points vs. the same period in 2007).
CapEx for the first nine months amounted to 143 million euros, being noteworthy the investment in the rollout of the 3G network, leaving operating cash flow (OIBDA-CapEx) in the period at 723 million euros (an increase of 35.8% in local currency from the first nine months of 2007).
January — September 2008 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CENTRAL AMERICA
At the end of September 2008 wireless penetration in Central America stood at around 77%, up 14 percentage points from September 2007.
In a highly competitive environment, Telefónica has maintained its position in all the markets in which it operates. This required a significant commercial effort, especially in El Salvador and Guatemala. In this context, the Company’s customer base topped 6.1 million accesses in Central America with an increase of 694,887 customers in January-September 2008 (1,040,889 accesses in the same period in 2007) and 140,735 in the third quarter.
Revenues to September 2008 amounted to 411 million euros, up 6.1% year-on-year in constant euros and maintaining the same growth rate as in July-September 2008 due to higher incoming revenues (6.2% year-on-year growth in constant euros in the third quarter of 2008).
Operating income before depreciation and amortisation (OIBDA) fell 1.9% in constant euros in the first nine months of 2008 to 149 million euros. The OIBDA margin stood at 36.2% in January-September (down 2.9 percentage points year-on-year). OIBDA was affected by the sale of spectrum in El Salvador in the third quarter of 2007 (16.4 million euros). Stripping out this impact, OIBDA to September 2008 would have grown 8.4% and the OIBDA margin would have advanced by 0.8 percentage points.
CapEx in the first nine months amounted to 54 million euros and operating cash flow (OIBDA CapEx) to 95 million euros, down 1.0% in constant euros from September 2007.
ECUADOR
The Ecuadorian wireless market continued to grow at a strong pace, with penetration estimated at 79% in the third quarter of 2008 (+11 percentage points versus September 2007).
In this context of growth, Telefónica Móviles Ecuador reported wireless net adds of 95,193 accesses in the third quarter of 2008 (vs. 8,230 in the third quarter of 2007), and 376,299 accesses in the first nine months of the year (163,393 to September 2007). The total customer base stood at of over 3.0 million at the end of September, a year-on-year increase of 14.7%. Highlights include the strong performance of the prepay segment, which lead total mobile customer base to reach 427,935 accesses in the third quarter of 2008, up 2.7% on the second quarter.
Following the closure of the TDMA network, GSM customers account for 80.6% of the total, 15.8 percentage points higher vs. September 2007.
Revenues grew 18.5% year-on-year in the third quarter of 2008 in local currency, and 20.6% year-on-year to September, to 225 million euros. This strong revenue performance was driven by the increase in service revenues (+19.7% year-on-year in local currency in the third quarter and +20.5% year-on-year to September 2008), underpinned by positive outgoing revenues (+25.1% in the first nine months of 2008) on the back of higher MoU (reflecting the success of the commercial initiatives undertaken to stimulate usage). Therefore, MoU grew 78.9% year-on-year in the third quarter and 77.6% year-on-year in first nine months of 2008. ARPU grew sharply in the third quarter (+11.8% year-on-year in local currency), rising 8.4% in January-September 2008.
Operating income before depreciation and amortisation (OIBDA) grew by 51.5% year-on-year in local currency in the third quarter, with January-September revenues up 33.5% at 61 million euros. The increase in operating expenses (+17.2% in local currency vs. January-September 2007) lower than revenue growth, led OIBDA margin to reach 27.0% in the first nine months of 2008 (+2.6 percentage points year-on-year). This marks a rising trend compared to previous quarters (+6.8 percentage points in the third quarter of 2008 vs. +1.5 percentage points in the second quarter).
CapEx in the first nine months of the year stood at 34 million euros, leaving operating cash flow (OIBDA-CapEx) at 27 million euros in the first nine months of 2008, a year-on-year increase of 26.9% in constant euros.
January — September 2008 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES
Revenues at TIWS in the first nine months of 2008 totalled 235 million euros, up 22.6% year-on-year in constant euros, in line with the growth reported in the first half.
TIWS enjoyed significant growth at all of its business lines, consolidating its position as a unique asset that complements and differentiates Telefónica’s range of services. Nine-month revenues from international capacity climbed 50.5% in constant euros, while revenues from corporate services (Virtual Private Networks) rose 26.1%. Revenues from satellite services were up 15.1%. IP interconnection services accounted for 47% of total revenues, rising 13.6% in constant euros.
Revenue growth is reflected in improved operating income before depreciation and amortisation (OIBDA), which rose 13.3% in constant euros, keeping up the pace registered in the first half of 2008. OIBDA totalled 75 million euros in the first nine months, with a margin of 31.8%.
January — September 2008 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)

	2007		2008
	September	December	March	June	September	% Chg y-o-y
Final Clients Accesses	126,423.0	134,041.8	137,612.4	147,845.8	153,060.9	21.1
Fixed telephony accesses (1)	25,411.4	25,381.0	25,595.4	25,757.6	25,758.2	1.4
Internet and data accesses	6,803.4	6,954.8	7,099.9	7,275.1	7,572.4	11.3
Narrowband (2)	2,000.6	1,815.6	1,752.9	1,635.3	1,587.9	(20.6)
Broadband (3) (4)	4,703.5	5,035.9	5,237.2	5,525.8	5,875.7	24.9
Other (5)	99.3	103.4	109.8	114.0	108.8	9.5
Mobile accesses (6)	93,328.2	100,542.2	103,676.7	113,459.6	118,269.8	26.7
Contract	77,117.4	83,162.9	85,634.0	93,527.9	97,713.7	26.7
Pre-Pay	16,210.8	17,379.3	18,042.7	19,931.7	20,556.1	26.8
Pay TV	880.0	1,163.8	1,240.4	1,353.6	1,460.5	66.0

Wholesale Accesses	64.1	62.6	56.0	57.6	69.6	8.5

Total Accesses	126,487.1	134,104.4	137,668.4	147,903.4	153,130.5	21.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala and Terra México.

(4)	Includes ADSL, optical fiber, cable modem, broadband circuits and Telefónica de Argentina ISP in the North part of the country.

(5)	Retail circuits other than broadband.

(6)	Includes accesses of Telemig from April 2008. Notes:

•
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

•	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.
TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Revenues	16,311	14,676	11.1	5,780	5,048	14.5
Internal exp capitalized in fixed assets	81	69	18.6	26	23	12.0
Operating expenses	(10,469)	(9,639)	8.6	(3,630)	(3,285)	10.5
Other net operating income (expense)	99	200	(50.7)	27	118	(77.4)
Gain (loss) on sale of fixed assets	7	3	127.6	(5)	15	c.s.
Impairment of goodwill and other assets	(0)	0	c.s.	(0)	0	c.s.
Operating income before D&A (OIBDA)	6,029	5,309	13.5	2,198	1,919	14.5
OIBDA Margin	37.0%	36.2%	0.8 p.p.	38.0%	38.0%	0.0 p.p.
Depreciation and amortization	(2,717)	(2,550)	6.6	(936)	(846)	10.7
Operating income (OI)	3,312	2,760	20.0	1,261	1,073	17.6
Note:

•	OIBDA and OI before management and brand fees.

•	Starting April 2008, Vivo consolidates Telemig.
January — September 2008 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2007		2008
	September	December	March	June	September	% Chg y-o-y
BRAZIL
Final Clients Accesses	46,607.3	48,963.1	49,906.5	56,098.3	58,165.3	24.8
Fixed telephony accesses (1)	12,019.0	11,960.0	11,931.9	11,893.5	11,860.7	(1.3)
Internet and data accesses	3,259.5	3,288.6	3,369.3	3,423.1	3,601.9	10.5
Narrowband	1,262.3	1,155.9	1,133.6	1,055.2	1,079.2	(14.5)
Broadband (2)	1,937.3	2,069.6	2,167.7	2,297.1	2,458.3	26.9
Other (3)	59.9	63.1	68.0	70.8	64.4	7.5
Mobile accesses (4)	31,320.2	33,483.5	34,323.0	40,434.8	42,276.6	35.0
Pre-Pay	25,456.8	27,236.4	27,849.8	32,689.9	34,161.5	34.2
Contract	5,863.5	6,247.1	6,473.2	7,745.0	8,115.1	38.4
Pay TV	8.5	230.9	282.3	346.9	426.1	n.m.

Wholesale Accesses	37.4	37.4	34.1	35.0	47.1	25.8

Total Accesses	46,644.7	49,000.5	49,940.5	56,133.3	58,212.4	24.8

ARGENTINA
Final Clients Accesses	18,812.2	19,462.1	19,587.3	19,999.2	20,533.4	9.1
Fixed telephony accesses (1)	4,747.4	4,682.5	4,664.2	4,656.1	4,599.0	(3.1)
Fixed wireless	114.3	104.3	98.1	90.1	13.2	(88.4)
Internet and data accesses	1,101.3	1,149.9	1,168.3	1,234.6	1,281.6	16.4
Narrowband	363.6	312.2	264.5	249.4	215.9	(40.6)
Broadband (2)	719.7	819.3	885.3	966.4	1,046.2	45.4
Other (3)	18.1	18.4	18.5	18.9	19.5	7.8
Mobile accesses	12,963.5	13,629.7	13,754.8	14,108.4	14,652.7	13.0
Pre-Pay	8,553.1	8,836.0	8,865.6	9,003.9	9,473.6	10.8
Contract	4,410.4	4,793.7	4,889.2	5,104.6	5,179.0	17.4

Wholesale Accesses	8.9	9.3	9.4	9.8	10.1	13.0

Total Accesses	18,821.2	19,471.4	19,596.8	20,009.0	20,543.4	9.2

CHILE
Final Clients Accesses	9,077.8	9,361.7	9,482.8	9,709.4	9,816.7	8.1
Fixed telephony accesses (1)	2,172.7	2,172.4	2,140.1	2,148.1	2,134.6	(1.8)
Internet and data accesses	656.0	686.8	679.1	709.3	728.7	11.1
Narrowband	40.1	31.8	22.1	20.7	19.7	(50.8)
Broadband (2)	606.9	646.0	648.1	679.8	700.2	15.4
Other (3)	9.0	8.9	8.8	8.8	8.8	(3.1)
Mobile accesses	6,051.9	6,282.7	6,432.0	6,611.3	6,702.6	10.8
Pre-Pay	4,591.4	4,742.2	4,797.1	4,850.0	4,856.3	5.8
Contract	1,460.5	1,540.5	1,634.9	1,761.3	1,846.3	26.4
Pay TV	197.3	219.9	231.6	240.8	250.9	27.2

Wholesale Accesses	17.3	15.4	12.1	12.4	12.0	(30.4)

Total Accesses	9,095.1	9,377.2	9,494.9	9,721.8	9,828.8	8.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes accesses of Telemig from April 2008.
Notes:

•
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

•	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.
January — September 2008 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2007		2008
	September	December	March	June	September	% Chg y-o-y
PERU
Final Clients Accesses	11,199.0	12,173.8	12,839.9	13,542.8	14,300.9	27.7
Fixed telephony accesses (1)	2,809.7	2,843.4	2,867.7	2,893.1	2,941.5	4.7
Fixed wireless	257.1	290.0	321.4	349.2	412.0	60.2
Internet and data accesses	608.4	623.1	639.4	672.4	703.3	15.6
Narrowband	42.4	40.3	33.9	34.1	21.5	(49.2)
Broadband (2)	555.9	572.1	594.2	626.8	669.8	20.5
Other (3)	10.2	10.7	11.2	11.5	11.9	17.2
Mobile accesses	7,152.9	8,067.3	8,699.4	9,324.0	10,010.1	39.9
Pre-Pay	6,389.7	7,238.1	7,826.1	8,411.1	9,036.7	41.4
Contract	763.2	829.2	873.3	912.9	973.4	27.5
Pay TV	628.0	640.0	633.4	653.2	646.0	2.9

Wholesale Accesses	0.5	0.5	0.4	0.4	0.4	(11.1)

Total Accesses	11,199.5	12,174.3	12,840.3	13,543.2	14,301.3	27.7

COLOMBIA
Final Clients Accesses	10,105.5	10,973.8	11,484.3	12,116.7	12,516.9	23.9
Fixed telephony accesses (1)	2,340.3	2,328.5	2,396.7	2,349.9	2,320.4	(0.8)
Internet and data accesses	167.5	200.3	240.0	295.7	357.0	113.1
Narrowband	0.0	0.0	0.3	0.3	0.3	n.m.
Broadband (2)	167.5	200.3	238.3	294.0	355.1	112.0
Other (3)	0.0	0.0	1.3	1.5	1.6	n.m.
Mobile accesses	7,551.5	8,372.1	8,754.5	9,358.5	9,702.0	28.5
Pre-Pay	5,867.4	6,612.9	6,931.7	7,506.0	7,959.7	35.7
Contract	1,684.1	1,759.2	1,822.8	1,852.5	1,742.2	3.5
Pay TV	46.2	72.9	93.0	112.6	137.5	197.6
Total Accesses	10,105.5	10,973.8	11,484.3	12,116.7	12,516.9	23.9
MEXICO
Mobile accesses	11,069.5	12,534.1	13,258.6	14,114.2	14,662.0	32.5
Pre-Pay	10,446.9	11,833.7	12,492.6	13,288.9	13,779.2	31.9
Contract	622.6	700.4	766.0	825.4	882.8	41.8
Fixed wireless	3.2	3.6	47.7	62.5	99.4	n.m.
Total Accesses	11,072.7	12,537.6	13,306.3	14,176.7	14,761.3	33.3
VENEZUELA
Mobile accesses	8,902.5	9,434.0	9,311.1	9,841.2	10,280.2	15.5
Pre-Pay	8,392.2	8,900.3	8,771.8	9,238.5	9,659.7	15.1
Contract	510.3	533.7	539.3	602.7	620.5	21.6
Fixed wireless	937.5	995.9	1,043.6	1,242.5	1,281.8	36.7
Total Accesses	9,840.0	10,429.9	10,354.7	11,083.8	11,562.0	17.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

Notes:

•
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

•	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.
January — September 2008 Results Telefónica 42

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2007		2008
	September	December	March	June	September	% Chg y-o-y
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	380.1	393.4	419.3	429.2	435.2	14.5
Fixed Wireless	259.8	268.2	272.4	281.4	276.7	6.5
Internet and data accesses	22.2	22.0	20.9	20.1	19.3	(13.1)
Broadband (3)	20.0	19.8	19.1	18.2	17.3	(13.4)
Other (4)	2.2	2.2	1.9	1.8	1.9	(10.0)
Mobile accesses	4,617.5	5,009.9	5,256.6	5,530.2	5,665.8	22.7
Pre-Pay	4,240.8	4,628.6	4,881.7	5,152.1	5,281.6	24.5
Contract	376.7	381.2	375.0	378.1	384.1	2.0
Total Accesses	5,019.8	5,425.3	5,696.9	5,979.5	6,120.2	21.9
ECUADOR
Mobile accesses	2,651.7	2,581.1	2,675.8	2,862.2	2,957.4	11.5
Pre-Pay	2,272.1	2,177.5	2,251.9	2,406.4	2,491.5	9.7
Contract	379.6	403.6	423.9	455.8	465.9	22.7
Fixed Wireless	1.5	1.3	83.6	82.7	85.5	n.m.
Total Accesses	2,653.2	2,582.4	2,759.4	2,944.9	3,042.9	14.7
URUGUAY
Mobile accesses	1,047.0	1,147.8	1,210.8	1,274.7	1,360.6	30.0
Pre-Pay	907.0	957.0	965.8	981.3	1,013.8	11.8
Contract	140.0	190.8	245.0	293.5	346.7	147.6
Total Accesses	1,047.0	1,147.8	1,210.8	1,274.7	1,360.6	30.0

(1)	Includes Guatemala, Panamá, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes ADSL, optical fiber and broadband circuits.

(4)	Retail circuits other than broadband.

Notes:

•
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

•	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.
January — September 2008 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
OPERATING DATA BY COUNTRY
Unaudited figures

	2007		2008
	Q3	Q4	Q1	Q2	Q3	% Chg y-o-y Local Cur
BRAZIL (1)
MoU (minutes)	77	80	75	94	89	14.9
ARPU (EUR)	12.3	12.3	11.7	10.9	12.0	(7.8)
ARGENTINA
MoU (minutes)	65	67	64	78	79	22.5
ARPU (EUR)	8.4	8.5	7.9	8.1	8.9	14.3
CHILE
MoU (minutes)	106	119	120	122	122	15.3
ARPU (EUR)	11.9	13.0	13.5	12.2	11.7	7.5
PERU
MoU (minutes)	85	94	97	88	88	3.5
ARPU (EUR)	7.2	6.4	6.4	5.8	5.9	(18.6)
COLOMBIA
MoU (minutes)	117	129	125	120	123	5.4
ARPU (EUR)	9.2	8.9	7.3	7.3	6.6	(26.9)
MÉXICO
MoU (minutes)	145	164	142	149	126	(13.0)
ARPU (EUR)	9.3	9.2	8.6	8.2	8.2	(9.7)
VENEZUELA
MoU (minutes)	133	136	125	132	128	(3.9)
ARPU (EUR)	16.3	16.5	15.1	15.3	16.7	13.9
CENTRAL AMERICA
MoU (minutes)	140	139	127	129	118	(15.9)
ARPU (EUR)	9.5	8.6	7.8	7.0	7.1	(18.2)
ECUADOR
MoU (minutes)	49	58	67	80	88	78.9
ARPU (EUR)	6.7	6.2	6.3	6.3	6.7	11.8
URUGUAY
MoU (minutes)	51	70	82	101	130	152.9
ARPU (EUR)	7.8	8.7	8.3	8.1	8.5	(0.5)

(1)	Includes Telemig from April 2008.
Note: MoU and ARPU calculated as a monthly quarterly average.
January — September 2008 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
OPERATING DATA BY COUNTRY
Unaudited figures

	January - September
	2008	2007	% Chg Local Cur
BRAZIL (1)
MoU (minutes)	87	76	13.3
ARPU (EUR)	11.6	11.7	(4.9)
ARGENTINA
MoU (minutes)	74	62	20.3
ARPU (EUR)	8.3	8.6	9.8
CHILE
MoU (minutes)	122	101	19.9
ARPU (EUR)	12.5	11.7	10.3
PERU
MoU (minutes)	90	87	3.3
ARPU (EUR)	6.0	7.6	(19.4)
COLOMBIA
MoU (minutes)	123	104	18.2
ARPU (EUR)	7.1	8.8	(19.4)
MÉXICO
MoU (minutes)	139	137	1.7
ARPU (EUR)	8.3	9.4	(3.6)
VENEZUELA
MoU (minutes)	128	130	(1.5)
ARPU (EUR)	15.7	16.4	8.6
CENTRAL AMERICA
MoU (minutes)	124	145	(14.5)
ARPU (EUR)	7.3	10.2	(18.7)
ECUADOR
MoU (minutes)	79	45	77.6
ARPU (EUR)	6.4	6.7	8.4
URUGUAY
MoU (minutes)	105	50	110.6
ARPU (EUR)	8.3	7.8	0.6

(1)	Includes Telemig from April 2008.
Note: MoU and ARPU calculated as a monthly January-September period average.
January — September 2008 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - September				July - September
	2008	2007	% Chg	% Var Local Cur	2008	2007	% Chg	% Var Local Cur
BRAZIL
Revenues	6,565	5,637	16.5	11.0	2,360	1,946	21.3	15.3
OIBDA	2,533	2,248	12.7	7.4	925	742	24.6	18.7
OIBDA margin	38.6%	39.9%	(1.3 p.p. )		39.2%	38.1%	1.1 p.p.
CapEx	1,106	656	68.6	60.7	402	251	60.1	51.7
OpCF (OIBDA-CapEx)	1,426	1,592	(10.4)	(14.6)	523	491	6.5	1.7
Vivo (1)
Revenues	2,202	1,740	26.6	20.6	823	638	29.0	22.5
OIBDA	616	438	40.5	33.9	260	160	62.6	55.1
OIBDA margin	28.0%	25.2%	2.8 p.p.		31.5%	25.0%	6.5 p.p.
CapEx	528	175	n.m.	n.m.	169	69	143.7	129.7
OpCF (OIBDA-CapEx)	87	264	(66.9)	(68.4)	91	90	0.4	(2.2)
Telesp
Revenues	4,680	4,154	12.6	7.4	1,657	1,397	18.7	12.8
OIBDA	1,898	1,810	4.9	(0.0)	666	583	14.3	8.8
OIBDA margin	40.6%	43.6%	(3.0 p.p. )		40.2%	41.7%	(1.5 p.p. )
CapEx	578	482	20.0	14.4	233	182	28.2	22.0
OpCF (OIBDA-CapEx)	1,320	1,328	(0.6)	(5.3)	433	401	8.0	2.7
ARGENTINA
Revenues	1,802	1,678	7.4	21.5	660	565	16.8	24.6
OIBDA	627	618	1.6	14.9	241	215	11.9	19.8
OIBDA margin (2)	33.7%	35.4%	(1.7 p.p. )		35.2%	36.6%	(1.4 p.p. )
CapEx	187	179	4.4	18.1	62	57	8.9	15.3
OpCF (OIBDA-CapEx)	440	438	0.4	13.6	179	158	13.0	21.5
T. Moviles Argentina
Revenues	1,128	1,000	12.8	27.6	417	338	23.4	31.7
OIBDA	333	289	15.1	30.2	135	114	19.0	28.4
OIBDA margin	29.5%	28.9%	0.6 p.p.		32.4%	33.6%	(1.2 p.p. )
CapEx	55	72	(23.9)	(13.9)	18	21	(13.3)	(8.4)
OpCF (OIBDA-CapEx)	278	218	27.9	44.8	117	92	26.4	36.9
Telefónica de Argentina
Revenues	736	731	0.6	13.8	263	236	11.8	18.9
OIBDA	294	328	(10.4)	1.4	106	102	3.9	10.3
OIBDA margin (2)	34.7%	38.2%	(3.5 p.p. )		34.9%	36.6%	(1.7 p.p. )
CapEx	133	108	23.2	39.4	44	36	22.1	29.5
OpCF (OIBDA-CapEx)	162	221	(26.8)	(17.2)	62	66	(6.0)	(0.1)
CHILE
Revenues	1,463	1,319	10.9	14.4	474	456	4.0	13.1
OIBDA	539	514	4.9	8.3	171	185	(7.8)	0.6
OIBDA margin	36.8%	38.9%	(2.1 p.p. )		36.0%	40.6%	(4.6 p.p. )
CapEx	290	285	1.7	5.0	102	92	10.6	19.5
OpCF (OIBDA-CapEx)	249	229	8.9	12.4	69	93	(25.9)	(18.2)
T. Móviles Chile
Revenues	787	662	19.0	22.8	256	231	10.4	20.1
OIBDA	288	240	20.0	23.9	92	91	0.7	9.7
OIBDA margin	36.6%	36.3%	0.3 p.p.		36.0%	39.5%	(3.5 p.p. )
CapEx	159	148	7.1	10.5	52	37	39.4	51.3
OpCF (OIBDA-CapEx)	129	92	41.0	45.5	40	54	(25.7)	(18.7)
Telefónica Chile
Revenues	741	720	3.0	6.3	240	246	(2.3)	6.3
OIBDA	251	275	(8.6)	(5.7)	79	94	(16.2)	(8.6)
OIBDA margin	33.9%	38.2%	(4.3 p.p. )		32.8%	38.3%	(5.4 p.p. )
CapEx	131	137	(4.2)	(1.1)	50	55	(8.8)	(1.9)
OpCF (OIBDA-CapEx)	120	138	(13.0)	(10.2)	29	39	(26.7)	(18.0)
Note: OIBDA is presented before management and brand fees.

(1)	50% of Vivo. Includes Telemig from April 2008.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — September 2008 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - September				July - September
	2008	2007	% Chg	% Var Local Cur	2008	2007	% Chg	% Var Local Cur
PERU
Revenues	1,168	1,126	3.8	6.2	412	383	7.6	8.3
OIBDA	432	426	1.5	3.8	156	141	10.6	11.2
OIBDA margin	37.0%	37.9%	(0.9 p.p. )		37.9%	36.8%	1.0 p.p.
CapEx	129	156	(17.5)	(15.7)	63	63	(1.2)	(0.2)
OpCF (OIBDA-CapEx)	304	270	12.4	15.0	93	78	20.3	20.5
T. Móviles Perú
Revenues	544	430	26.7	29.5	203	153	32.2	33.2
OIBDA	177	108	63.8	67.5	71	39	81.9	83.3
OIBDA margin	32.5%	25.1%	7.4 p.p.		35.3%	25.6%	9.6 p.p.
CapEx	59	81	(27.2)	(25.5)	27	31	(12.7)	(11.9)
OpCF (OIBDA-CapEx)	118	27	n.m.	n.m.	44	8	n.m.	n.m.
Telefónica del Perú (1)
Revenues	711	786	(9.5)	(7.4)	240	260	(7.6)	(7.1)
OIBDA	255	318	(19.8)	(18.0)	84	102	(17.5)	(17.1)
OIBDA margin	35.9%	40.5%	(4.6 p.p. )		35.2%	39.4%	(4.2 p.p. )
CapEx	70	75	(7.2)	(5.1)	35	32	10.1	11.3
OpCF (OIBDA-CapEx)	185	243	(23.7)	(22.0)	49	70	(30.0)	(29.9)
COLOMBIA
Revenues	1,131	1,138	(0.6)	(0.0)	372	392	(5.1)	(3.0)
OIBDA	380	342	11.2	11.8	142	122	16.3	18.7
OIBDA margin	33.6%	30.0%	3.6 p.p.		38.1%	31.1%	7.0 p.p.
CapEx	252	147	71.6	72.6	105	80	32.0	34.1
OpCF (OIBDA-CapEx)	128	195	(34.4)	(34.0)	37	42	(13.2)	(10.6)
T. Móviles Colombia
Revenues	623	641	(2.9)	(2.4)	200	224	(10.8)	(8.7)
OIBDA	149	108	38.0	38.8	57	50	13.2	15.2
OIBDA margin	24.0%	16.9%	7.1 p.p.		28.4%	22.4%	6.0 p.p.
CapEx	130	63	107.7	108.9	64	37	73.2	75.6
OpCF (OIBDA-CapEx)	19	45	(58.5)	(58.3)	(7)	13	c.s.	c.s.
Telefónica Telecom
Revenues	533	527	1.2	1.8	180	179	0.7	3.0
OIBDA	231	233	(1.0)	(0.5)	85	71	19.0	21.6
OIBDA margin	43.3%	44.3%	(1.0 p.p. )		47.2%	40.0%	7.3 p.p.
CapEx	122	84	44.7	45.6	41	43	(3.9)	(2.0)
OpCF (OIBDA-CapEx)	109	149	(26.9)	(26.5)	44	29	52.7	56.7
MEXICO (T. Móviles Mexico)
Revenues	1,204	1,011	19.2	29.5	421	358	17.6	21.3
OIBDA	283	113	149.3	170.8	107	52	106.3	115.2
OIBDA margin	23.5%	11.2%	12.2 p.p.		25.5%	14.5%	11.0 p.p.
CapEx	157	154	2.0	10.8	19	89	(78.4)	(79.5)
OpCF (OIBDA-CapEx)	126	(40)	c.s.	c.s.	88	(37)	c.s.	c.s.
VENEZUELA (T. Móviles Venezuela)
Revenues	1,871	1,716	9.0	23.3	685	593	15.5	26.5
OIBDA	866	756	14.6	29.6	333	286	16.4	28.0
OIBDA margin	46.3%	44.0%	2.3 p.p.		48.6%	48.3%	0.4 p.p.
CapEx	143	154	(6.8)	5.3	83	60	38.2	52.9
OpCF (OIBDA-CapEx)	723	602	20.1	35.8	251	226	10.6	21.4
CENTRAL AMERICA (2)
Revenues	411	439	(6.4)	n.c.	138	142	(2.8)	n.c.
OIBDA	149	171	(13.3)	n.c.	53	73	(26.7)	n.c.
OIBDA margin	36.2%	39.1%	(2.9 p.p. )		38.6%	51.3%	(12.6 p.p. )
CapEx	54	63	(14.7)	n.c.	29	25	12.8	n.c.
OpCF (OIBDA-CapEx)	95	108	(12.5)	n.c.	25	47	(47.9)	n.c.
ECUADOR (T. Móviles Ecuador)
Revenues	225	211	6.6	20.6	79	73	8.1	18.5
OIBDA	61	52	18.0	33.5	25	18	37.8	51.5
OIBDA margin	27.0%	24.4%	2.6 p.p.		31.4%	24.6%	6.8 p.p.
CapEx	34	28	23.0	39.1	19	13	47.3	63.7
OpCF (OIBDA-CapEx)	27	24	12.2	26.9	6	5	15.8	24.0
Note: OIBDA is presented before management and brand fees.

(1)	Telefónica del Perú includes Cable Mágico.

(2)	Includes Guatemala, Panamá, El Salvador and Nicaragua.
January — September 2008 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - September					July - September
	2008	2007	% Chg		% Var Local Cur	2008	2007	% Chg		% Var Local Cur
URUGUAY (T. Móviles Uruguay)
Revenues	107	72	48.0		40.4	39	26	53.5		40.1
OIBDA	30	17	75.1		66.1	11	6	73.9		58.4
OIBDA margin	28.3%	23.9%	4.4 p.p.			27.2%	24.0%	3.2 p.p.
CapEx	13	8	53.9		45.9	5	4	4.7		(4.1)
OpCF (OIBDA-CapEx)	18	9	94.4		84.3	6	2	260.8		225.7
TIWS
Revenues	235	202	16.5		22.6	80	69	16.4		20.8
OIBDA	75	70	7.1		13.3	27	25	8.8		13.4
OIBDA margin	31.8%	34.6%	(2.8 p.p.	)		33.4%	35.7%	(2.3 p.p.	)
CapEx	26	30	(14.8)		(6.6)	13	10	29.2		45.0
OpCF (OIBDA-CapEx)	49	39	24.1		28.7	14	15	(5.0)		(8.1)
Note: OIBDA is presented before management and brand fees.
January — September 2008 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Telefonica Europe continued to perform well in the third quarter of 2008, adding 0.8 million mobile customers (+1.1% year-on-year) and 2.2 million in the first nine months (+8.3% year-on-year). As a result, Telefonica Europe grew its total mobile customer base by 3.2 million compared to September 2007 (+8.6% year-on-year), driven by a very strong performance in the contract segment (+14.5% year-on-year), including record quarters for both UK and Ireland. At the end of September 2008, Telefonica Europe’s total customer base reached 44.9 million (+9.9% year-on-year).
Revenues for the third quarter were down 0.6% year-on-year, while for the first nine months they showed a year-on-year decline of 0.8% to reach 10,691 million euros. Excluding the impact of foreign exchange rates and the exit of Airwave in April 2007, revenue showed a year-on-year increase of 5.9% for the first nine months, on the back of a strong operational performance, particularly on mobile contract.
Operating income before depreciation and amortization (OIBDA) in the third quarter of 2008 recorded a decline of 1.1% year-on-year. For the first nine months reported OIBDA totalled 3,072 million euros, a year-on-year decline of 26.0%, reflecting the proceeds from the disposal of Airwave in the second quarter last year (+1,296 million euros), and the weaker sterling/euro exchange rate. On a like for like basis1, OIBDA would have grown by 3.4% year-on-year for the first nine months, with growth in revenues partly offset by higher commercial activity in mobile and DSL as compared with last year.
OIBDA margin was 28.2% in the third quarter, while for the first nine months was 28.7%, 0.6 percentage points lower than the same period last year on a like for like basis1 despite the higher mobile net adds recorded in 2008.
CapEx for the first nine months was 1,380 million euros, a year-on-year decline of 4.9%, mainly as a result of the weaker sterling/euro exchange rate. Operating Cash Flow (OIBDA-CapEx) for the first nine months totalled 1,693 million euros, an increase of 5.2% year-on-year on a like for like1 basis.
TELEFONICA O2 UK
Telefonica O2 UK recorded its best ever third quarter with very strong net mobile customer additions of 401,778 (3.5 times the third quarter of 2007), taking the total mobile base to 19.1 million (excluding Tesco Mobile) representing growth of 6.6% year-on-year. Net mobile adds in the first nine months reached 697,501 (2.6 times higher year on year).
A total of 277,593 net contract customers were added in the quarter, a record high, which was 74.4% above the third quarter of 2007, driven by a strong performance across all segments, as well as market leading churn levels. After adding 621,574 contract customers in the first nine months (2.0 times higher than the same period last year), at the end of September contract customers made up 38.9% of the total base (36.5% in September 2007), reflecting the focus on higher value customers and prepay to contract migration, as well as the strength of propositions on contract. A new regional sales structure also helped to drive strong performance in the small business segment.
The number of prepay customers grew by 124,185 during the quarter (compared to a decline of 44,298 in the third quarter 2007) to reach a base of 11.6 million, driven by propositions such as “Unlimited” and newly launched “4 Free SIMs”, each with 500 free UK texts a month when the customer tops up 15 pounds a month.

[1]
Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave is also excluded, as well as gains related to the Real Estate sale in the Czech Republic, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

January — September 2008 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Churn continued to improve, with contract churn falling to 1.3% in the quarter from 1.7% in the same period last year and 1.4% in the previous quarter, a record low reflecting market leading customer satisfaction (CSI) scores, strength of propositions, increased retention activity and total upgrades, which rose by over 17% year-on-year to September. Blended churn was 2.5% in the third quarter, from 3.0% in the third quarter of 2007, and 2.6% in the first nine months of the year (0.2 p.p. down year-on-year).
MoU growth in the quarter remained robust at 8.1% year-on-year, reaching 205 minutes in the nine months to September (+9.5% year-on-year), stimulated by customer propositions such as “Unlimited” offering free on net calls to prepay customers subject to a minimum monthly top-up, and better value tariffs such as Simplicity and unlimited on net bolt-ons for new and existing contract customers.
Telefonica O2 UK’s total ARPU in the third quarter was flat year on year in local currency, reflecting the change in the mix of the customer base offsetting the declines in contract and prepay ARPU and the continued growth in data ARPU, which in turn offsets the decline in voice ARPU. In the first nine months of the year total ARPU reached 30.6 euros (+2.4% year-on-year growth in local currency).
Contract ARPU was 2.5% lower year-on-year in local currency in the third quarter, as a result of an increase in migrations from prepay, the increase in SIM-only customers and the continued optimizing behaviour of customers when using bundles, along with lower roaming out revenues following the introduction of new prices starting in July last year. Prepay ARPU fell by 3.9% in local currency in the third quarter, reflecting higher value customers taking one of the new prepay tariffs offering free allowances of minutes, texts or both depending on how much the customer tops-up each month, along with migrations to contract.
Data ARPU was 8.9% higher year-on-year in local currency than the third quarter last year, mainly driven by a significant increase in usage of the mobile Internet, with growth in non-SMS revenues of 61.1% year-on-year in local currency in the third quarter. In the fourth quarter the HSDPA network will continue to be upgraded to 3.6 Mbps across its entire footprint and to 7.2 Mbps in hotspots. SMS growth continued, with text message volumes +44.7% year-on-year in the third quarter. In the first nine months of 2008 data ARPU grew 10.2% year-on-year in local currency to reach 10.4 euros.
Telefonica O2 UK’s DSL broadband service registered 72,870 net additions in the quarter (+16.0% vs. the previous quarter), and 196,381 in the first nine months, leaving the total broadband customer base at 267,090 at the end of September. In independent market surveys during the quarter O2 was rated as delivering the fastest broadband and having the most satisfied customers, and a new fixed/mobile broadband bundle was recently launched.
Revenues in the third quarter grew by 8.7% year-on-year in local currency, a strong performance relative to the market. For the first nine months, revenues were 5,297 million euros, an increase of 10.7% year-on-year in local currency. In the current economic environment, mobile service revenue for the quarter maintained a robust growth rate of 9.6% year-on-year in local currency, mainly driven by continued customer growth and resilient ARPU. For the first nine months mobile service revenue totalled 3,812 million euros, an increase of 10.8% year-on-year in local currency.
Operating income before depreciation and amortization (OIBDA) for the quarter rose 5.5% year-on-year in local currency, reflecting the increased commercial activity, including retention spend, which drove strong customer net additions, along with additional DSL investment. For the first nine months OIBDA totalled 1,360 million euros, growth of 10.6% year-on-year in local currency (+9.5% on a like for like basis2). OIBDA margin was 26.5% in the quarter, compared to 27.3% in the same quarter in 2007 (stable quarter on quarter despite higher commercial activity) and for the first nine months margin was 25.7% (0.3 percentage points lower on a like for like basis2).
CapEx for the January-September period amounted to 519 million euros, with Operating Cash Flow (OIBDA-CapEx) amounting to 841 million euros.

[2]	Excluding restructuring charges in 2007.
January — September 2008 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFONICA O2 GERMANY
In the first nine months Telefonica O2 Germany’s mobile customer base grew by 1.5 million (31.8% higher than the same period last year), taking the total customer base to 14.0 million (+14.9% vs. September 2007). Mobile net additions were strong in the quarter (402,405 lines) on O2 Genion and “Inklusivepakete” tariffs and partners brands. The Tchibo Mobile brand added 26,241 customers in the third quarter, while the Fonic brand added 163,585 customers, to end September with a base of 580,021. Partner channels, including HanseNet, Tchibo and Fonic, had a strong quarter and recorded 179,776 mobile net additions, totalling 680,807 net additions for the first nine months of the year.
A total of 146,623 net contract customers were added in the quarter, 35.5% lower than the third quarter of 2007 driven by disconnections of customers due to the alignment of active customer definitions on partner brands with O2 (with no impact in revenues), and a focus on quality customer growth. The mix of higher value customers in gross adds on O2 branded Genion and “Inklusivpakete” tariffs increased to around 80% from approximately 60% in the first quarter. In the first nine months 644,523 contract customers were added (+25.9% year-on-year) to take the base to 6.9 million (+14.8% year-on-year). Contract customers made up 49.2% of the total mobile base at the end of September, stable versus September 2007. A total of 255,782 net prepay customers were added during the third quarter, leading to a net gain of 862,250 customers in the first nine months (+36.6% year-on-year) to give a prepay base of 7.1 million customers at the end of September (+14.9% year-on-year), reflecting balanced growth between prepay and contract.
Churn was higher by 0.5 percentage points year-on-year in the quarter at 2.0%, mainly driven by partner’s contract disconnections mentioned previously, with prepay churn broadly stable at 1.9% but improving quarter on quarter. In the first nine months of 2008 churn rate increased 0.3 p.p. year on year to 1.8%.
MoU grew by 4.2% year-on-year in the third quarter to reach 141 minutes in the first nine months (+8.8% year-on-year), driven mainly by flat rate promotions on prepay.
Total ARPU in the quarter was 16.8% lower than the same quarter last year, mainly as a result of the acceleration in migrations from legacy to new tariffs like Genion and “Inklusivpakete”, which offer significantly better value to the customer. At the end of September, 85% of expected migrations had been completed, with the program ahead of schedule and expected to be completed during the fourth quarter. One-off tariff promotions launched during the second quarter and lower roaming out activity also impacted in the quarter, leaving a total ARPU in the first nine months of 17.5 euros (-15.4% year-on-year) . Contract ARPU for the nine months (-15.8% year-on-year) reflected the dilution from lower spending partner customers (who have a low acquisition cost), while prepay ARPU declined 11.5% year-on-year.
Data ARPU was 6.7% lower than the third quarter last year due to the shift from SMS to voice usage with the introduction of better value tariffs and flat rate voice promotions. For the nine months data ARPU was 4.8 euros (-5.4% year-on-year). Non-SMS revenues grew at 23.0% year-on-year in the first nine months, driven by mobile Internet “Surfsticks” and web browsing packs, while SMS volumes grew 12.6% year-on-year, up to September.
O2 DSL acquired 32,681 customers during the third quarter to add 123,366 customers in the first nine months of the year, reaching a total customer base of 198,070. Telefonica Deutschland reported 1.2 million ULL lines in total at the end of September 2008 (472,910 lines in September 2007).
Revenue growth in the third quarter was 0.7% year-on-year, reflecting seasonality impacts in ULL growth during the summer, and the ARPU trends mentioned previously impacting mobile service revenues. For the nine months of the year, revenues totalled 2,664 million euros, growth of 2.0% year-on-year.
January — September 2008 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Mobile service revenue for the third quarter was down 2.8% compared to the same period last year, due to the ongoing optimising behaviour of customers, ongoing migration process of customers to better value tariffs, one off promotions and lower roaming-in revenues, which were partially offset by growth in the customer base (+14.9%). For the first nine months mobile service revenues totalled 2,139 million euros, down 1.7% year-on-year.
Revenues from wholesale fixed broadband customers increased 38.9% year-on-year in the third quarter to reach 310 million euros in the first nine months (+42.8% year-on-year).
Operating income before depreciation and amortization (OIBDA) for the third quarter declined by 2.4% year-on-year (though increased 7.6% quarter on quarter), reflecting increased acquisition and retention activity on contract and the change in tariff mix on gross adds, partly offset by lower staff and administrative costs. OIBDA for the first nine months totalled 533 million euros, growth of 16.9% year-on-year; while on a like for like basis3 OIBDA declined by 3.5%. OIBDA margin in the third quarter was 21.0%, an increase of 1.5 percentage points over the first half 2008, and sequentially improving (19.0% in the first quarter, 19.9% in the second quarter) resulting in a margin for the first nine months of 20.0% (21.1% in the first nine months of 2007 on a like for like basis3).
CapEx amounted to 619 million euros for the first nine months with operating cash flow (OIBDA-CapEx) amounting to -86 million euros, mainly as a result of the acceleration of the wireless network rollout, which is in line with Telefonica O2 Germany’s network investment plans.
TELEFONICA O2 IRELAND
Telefonica O2 Ireland recorded net additions of 25,547 in the third quarter (1,027 in the third quarter 2007 and 24,620 in the previous quarter) to total 66,972 net additions in the nine months. The total customer base stood at 1.7 million at the end of September, 4.9% higher than a year ago, with the number of mobile broadband customers stood at 68,109.
Telefonica O2 Ireland added 37,956 contract customers in the third quarter, 81.6% higher than the same quarter last year, and more than double the number of the previous quarter, to add 75,351 customers in the first nine months of the year (+55.1% year-on-year) driven by the success of the new O2 Clear tariffs and the continued momentum in mobile broadband. At the end of the quarter the contract base totalled 630,578, making up 36.8% of the total base vs. 32.7% in September 2007. The prepay customer base declined by 12,409 customers in the quarter, a significant improvement over the third quarter last year (-19,874) driven by cross net text and on net voice and text offers. As a result, prepay net adds for the first nine months were -8,379 customers, with the base reaching 1.1 million at the end of September (-1.5% year-on-year).
Churn was broadly stable quarter on quarter and reached 2.8% in the first nine months of 2008 (+0.3 p.p year-on-year).
MoU fell 0.2% year-on-year in the first nine months to 246 minutes, with a decline of 1.4% in the quarter, on the back of contract customers optimising their usage, particularly in the SME segment and limited voice to text substitution on prepay.
Total ARPU in the third quarter was 7.1% lower than in the same period last year to reach 43.4 euros in the nine moths to September (-5.5% year-on-year). Prepay ARPU declined 5.0% year-on-year in the third quarter and 6.7% in the first nine months of the year. Contract ARPU in the third quarter was 15.0% lower than the same period (-11.7% to September 2008) due to the introduction of new customer offers and promotions.
Data ARPU in the third quarter was 8.5% lower than the same period last year and 5.7% lower compared with the first nine months of 2007, driven by customer promotions offering unlimited SMS as part of the new better value “Experience” tariffs (SMS volumes +29.3% year-on-year up to September) to reach 10.8 euros, while non-SMS revenues grew by 27.1% year-on-year in the first nine months on the back of the growing mobile broadband base.

[3]	Excluding restructuring charges in 2007.
January — September 2008 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Revenues in the third quarter improved slightly versus the first half of the year, showing a decrease of 3.4% compared to the same period last year. For the first nine months revenues were 714 million euros, a decline of 3.5% compared to last year, due to the lower prepay base and re-fresh of the tariff portfolio to enhance competitiveness, offsetting the growth in the contract base. Mobile service revenue for the quarter decreased 3.4% compared to the same period last year, while for the first nine months declined 3.0% year-on-year to reach 682 million euros.
Operating income before depreciation and amortization (OIBDA) for the third quarter decreased 13.0% year-on-year due to lower revenues and increased investment to regain momentum in the market. For the first nine months OIBDA was 228 million euros, 10.1% lower than the same period last year (-11.1% like for like4). OIBDA margin in the third quarter was 31.7%, while for the year to September it was 31.9%.
CapEx for the first nine months totalled 53 million euros and operating cash flow (OIBDA-CapEx) amounted to 174 million euros.
TELEFONICA O2 CZECH REPUBLIC
At the end of September, the total number of fixed and mobile accesses for Telefonica O2 Czech Republic, including Slovakia, stood at 8.4 million, a slight decrease of 0.3% year-on-year.
Fixed telephony accesses amounted to 1.9 million at the end of September, a 11.3% decline year-on-year. However, net losses of fixed telephony accesses improved by 34.0% year-on-year in the January to September period, consolidating the positive quarter-on-quarter trend recorded since the beginning of the year. This is a result of the improvement in gross adds and lower number of disconnections driven by enhancements to fixed line propositions with broadband and bundled offers. At the end of September, 10.0% of fixed accesses had a bundled product.
Retail Internet broadband accesses reached 552,180 (+14.2% year-on-year), with 11,808 net customers added in the third quarter. The ADSL offer was significantly improved in the quarter, with speed increasing by four times with no change in price, with 8 Mbps now the basic reference product. The total number of O2 TV customers increased by 10,143 to reach 108,061 at the end of September.
The total number of mobile customers in the Czech Republic increased by 4.4% year-on-year to reach 5.2 million at the end of September, mainly driven by the increase in the contract customer base, reaching 2.4 million at the end of September, with net additions of 60,360 in the third quarter. The prepay customer base decreased by 59,253 customers in the third quarter to reach 2.8 million at the end of September, following the active prepaid to contract migration strategy. Telefonica O2 Slovakia registered 412,677 customers at the end of September, with the contract customer base increasing sequentially, reflecting a positive response to the recent launch of the “O2 Fér” customer proposition, which is SIM only based and offers one simple tariff for both contract and prepay.
In the Czech Republic, the churn rate reached 1.6% in the third quarter, 0.3 percentage points higher than in the same period of last year, but stable on a nine month basis and similar to the churn rate of the first half of the year.
MoU in the Czech Republic in the third quarter increased by 3.2% year-on-year to reach 120 minutes in the first nine months of 2008 (+4.1% year-on-year) due to the higher contract base and the good performance of “Neon” flat rate tariffs, introduced in May, with close to 140 thousand customers opting for one of these tariffs at the end of September.

[4]	Excluding restructuring charges in 2007.
January — September 2008 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Total mobile ARPU in the Czech Republic in the third quarter declined by 3.0% year-on-year in local currency to reach 20.9 euros in the first nine months of 2008 (-0.7% year-on-year in local currency). Contract ARPU declined 7.7% year-on-year in local currency in the third quarter (-6.7% up to September 2008) mainly due to the dilution caused by customer migration from the prepay segment. Prepay ARPU in the third quarter decreased by 3.8% year-on-year in local currency (-1.9% up to September 2008). Data ARPU in the nine months increased by 2.6% year-on-year in local currency to 4.5 euros as a result of the growth in mobile data customers.
Revenues for the Telefonica O2 Czech Republic Group in the third quarter were 5.1% higher year-on-year in constant currency, leading to a 2.5% year-on-year increase in constant currency for the January-September period to reach 1,930 million euros, with approx. 39 million euros registered in the quarter from the regulatory accrual of Universal Service Obligations. The Czech mobile business continued to be the key driver of the underlying growth of the Company, with service revenue growing by 2.2% year-on-year in local currency in the third quarter and 4.3% in the January-September period. Traditional fixed revenues fell by 7.6% year-on-year in local currency in the third quarter, an improved performance compared to the January-September period (-9.5% year-on-year), with fixed internet, broadband and TV revenues growing by 4.0% year-on-year in local currency in the third quarter and 6.8% in the January-September period.
Operating income before depreciation and amortization (OIBDA) in the third quarter increased by 1.6% year-on-year in constant currency, while for the January-September period, growth was 2.5% year-on-year in constant currency to reach 886 million euros. Operating costs in the third quarter increased by approx. 27 million euros as a result of the Universal Service Obligation already mentioned. On a like for like basis5, OIBDA would have decreased by 0.5% year-on-year in constant currency in the first nine months. OIBDA margin was 44.0% in the third quarter compared to 45.4% in the same period of last year, with margin for the January-September period of 45.9% diluted less than 3 percentage points by the Slovak operation.
CapEx for the first nine months totalled 167 million euros and operating cash flow (OIBDA-CapEx) amounted to 719 million euros.

[5]	Excluding restructuring charges, Real Estate gains and others
January — September 2008 Results Telefónica 54

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2007		2008
	September	December	March	June	September	% Chg y-o-y
Final Clients Accesses	40,282.9	41,347.0	41,967.5	42,794.3	43,718.9	8.5
Fixed telephony accesses (1)	2,194.9	2,130.0	2,056.5	1,998.1	1,952.3	(11.1)
Internet and data accesses	795.4	880.0	996.1	1,101.4	1,212.7	52.5
Narrowband	215.0	202.4	188.7	177.0	170.3	(20.8)
Broadband	572.8	670.3	800.2	917.3	1,035.5	80.8
Other (2)	7.7	7.3	7.2	7.1	6.9	(9.8)
Mobile accesses	37,239.6	38,263.8	38,827.7	39,596.9	40,445.8	8.6
Contract	21,972.2	22,327.7	22,387.7	22,643.0	22,965.1	4.5
Pre-Pay	15,267.3	15,936.1	16,440.0	16,953.9	17,480.7	14.5
Pay TV	53.0	73.2	87.2	97.9	108.1	103.8

Wholesale Accesses (3)	543.9	706.2	831.3	1,008.1	1,139.0	109.4

Total Accesses	40,826.8	42,053.2	42,798.8	43,802.4	44,857.9	9.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	Remaining non-broadband final circuits.

(3)	Includes Unbundled Lines by T. Deutschland.
Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Revenues	10,691	10,776	(0.8)	3,685	3,708	(0.6)
Internal exp capitalized in fixed assets	132	156	(15.4)	46	49	(6.7)
Operating expenses	(7,898)	(8,091)	(2.4)	(2,696)	(2,712)	(0.6)
Other net operating income (expense)	119	11	n.m.	1	5	n.m.
Gain (loss) on sale of fixed assets	33	1,298	(97.5)	3	1	n.m.
Impairment of goodwill and other assets	(3)	0	c.s.	(0)	0	c.s.
Operating income before D&A (OIBDA)	3,072	4,151	(26.0)	1,039	1,051	(1.1)
OIBDA Margin	28.7%	38.5%	(9.8 p.p. )	28.2%	28.3%	(0.1 p.p. )
Depreciation and amortization	(2,305)	(2,566)	(10.2)	(764)	(816)	(6.4)
Operating income (OI)	768	1,585	(51.6)	275	235	17.2
Notes:

•	OIBDA and OI before brand fees.

•	Airwave is not consolidated since the second quarter of 2007. The disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007.
January — September 2008 Results Telefónica 55

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2007		2008
	September	December	March	June	September	% Chg y-o-y
UK
Final Clients Accesses	17,938.0	18,452.8	18,534.7	18,872.0	19,346.7	7.9
Internet and data accesses	38.4	70.7	131.4	194.2	267.1	n.m.
Broadband	38.4	70.7	131.4	194.2	267.1	n.m.
Mobile accesses	17,899.6	18,382.1	18,403.2	18,677.8	19,079.6	6.6
Pre-Pay	11,366.4	11,573.4	11,388.1	11,525.1	11,649.3	2.5
Contract	6,533.2	6,808.7	7,015.1	7,152.7	7,430.3	13.7
Total Accesses	17,938.0	18,452.8	18,534.7	18,872.0	19,346.7	7.9
GERMANY
Final Clients Accesses	12,205.1	12,546.2	13,132.3	13,741.3	14,176.4	16.2
Internet and data accesses	37.0	74.7	124.7	165.4	198.1	n.m.
Broadband	37.0	74.7	124.7	165.4	198.1	n.m.
Mobile accesses	12,168.1	12,471.5	13,007.5	13,575.9	13,978.3	14.9
Pre-Pay	6,175.4	6,235.0	6,565.4	6,841.4	7,097.2	14.9
Contract	5,992.7	6,236.6	6,442.1	6,734.5	6,881.1	14.8
Wholesale Accesses (1)	435.9	596.0	719.9	897.4	1,026.7	135.5
Total Accesses	12,641.0	13,142.3	13,852.1	14,638.7	15,203.1	20.3
IRELAND
Mobile accesses	1,632.5	1,646.1	1,662.9	1,687.6	1,713.1	4.9
Pre-Pay	1,098.8	1,090.9	1,089.1	1,094.9	1,082.5	(1.5)
Contract	533.7	555.2	573.8	592.6	630.6	18.2
Total Accesses	1,632.5	1,646.1	1,662.9	1,687.6	1,713.1	4.9
CZECH REPUBLIC
Final Clients Accesses	7,861.1	7,986.8	7,964.8	7,946.3	7,917.3	0.7
Fixed telephony accesses (2)	2,134.6	2,069.2	1,995.6	1,937.7	1,892.4	(11.3)
Internet and data accesses	706.1	719.1	723.4	724.4	729.4	3.3
Narrowband	215.0	202.4	188.7	177.0	170.3	(20.8)
Broadband	483.5	509.4	527.4	540.4	552.2	14.2
Other (3)	7.7	7.3	7.2	7.1	6.9	(9.8)
Mobile accesses	4,967.4	5,125.4	5,158.7	5,186.3	5,187.4	4.4
Pre-Pay	2,806.6	2,881.5	2,853.2	2,817.3	2,758.0	(1.7)
Contract	2,160.9	2,243.9	2,305.5	2,369.1	2,429.4	12.4
Pay TV	53.0	73.2	87.2	97.9	108.1	103.8
Wholesale Accesses	108.0	110.2	111.5	110.7	112.2	3.9
Total Accesses	7,969.2	8,097.0	8,076.3	8,057.1	8,029.5	0.8
SLOVAKIA
Mobile accesses	495.6	565.4	523.1	394.7	412.7	(16.7)
Pre-Pay	475.9	502.4	449.0	319.8	334.6	(29.7)
Contract	19.7	63.0	74.1	74.9	78.1	n.m.
Total Accesses	495.6	565.4	523.1	394.7	412.7	(16.7)

(1)	Includes Unbundled Lines by T. Deutschland.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/ 6 Access x30. Company’s accesses for internal use included.

(3)	Retail circuits other than broadband.
January — September 2008 Results Telefónica 56

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures

	2007		2008
	Q3	Q4	Q1	Q2	Q3	% Chg y-o-y Local Cur
TELEFÓNICA O2 UK
MOU (minutes)	193	197	197	208	208	8.1
ARPU (EUR)	35.7	33.9	31.1	30.2	30.6	0.0
Pre-Pay	19.3	18.0	16.2	15.6	15.9	(3.9)
Contract	64.8	61.0	56.0	53.6	54.1	(2.5)
Data ARPU	11.1	11.1	10.7	10.3	10.3	8.9
%non-P2PSMS over data revenues	15.2%	15.9%	18.3%	18.2%	21.0%	5.9 p.p.
TELEFÓNICA O2 GERMANY
MOU (minutes)	128	134	147	144	133	4.2
ARPU (EUR)	20.8	19.4	17.7	17.6	17.3	(16.8)
Pre-Pay	6.8	6.4	5.9	6.1	6.0	(12.8)
Contract	34.9	32.3	29.7	29.3	28.9	(17.2)
Data ARPU	5.2	5.1	4.9	4.8	4.9	(6.7)
%non-P2PSMS over data revenues	25.9%	25.7%	28.4%	26.9%	29.6%	3.7 p.p.
TELEFÓNICA O2 IRELAND
MOU (minutes)	250	252	240	250	246	(1.4)
ARPU (EUR)	47.0	45.7	43.4	43.2	43.7	(7.1)
Pre-Pay	29.2	29.0	26.7	26.9	27.7	(5.0)
Contract	84.9	78.8	75.5	73.8	72.2	(15.0)
Data ARPU	11.6	12.4	11.2	10.6	10.6	(8.5)
%non-P2PSMS over data revenues	26.5%	31.4%	27.5%	30.2%	31.2%	4.7 p.p.
TELEFÓNICA O2 CZECH REPUBLIC (1)
MOU (minutes)	117	122	117	122	120	3.2
ARPU (EUR)	19.2	20.5	19.4	21.0	21.7	(3.0)
Pre-Pay	9.1	9.7	8.9	9.8	10.2	(3.8)
Contract	32.6	34.5	32.7	34.7	35.1	(7.7)
Data ARPU	4.0	4.4	4.4	4.5	4.7	(0.5)
%non-P2PSMS over data revenues	45.0%	42.0%	43.0%	44.0%	45.7%	0.7 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.
Note: MoU and ARPU calculated as monthly quarterly average.
January — September 2008 Results Telefónica 57

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures

	January - September
	2008	2007	% Chg Local Cur
TELEFÓNICA O2 UK
MOU (minutes)	205	187	9.5
ARPU (EUR)	30.6	34.5	2.4
Pre-Pay	15.9	18.2	1.0
Contract	54.6	64.0	(1.5)
Data ARPU	10.4	10.9	10.2
%non-P2PSMS over data revenues	19.2%	14.4%	4.8 p.p.

TELEFÓNICA O2 GERMANY
MOU (minutes)	141	130	8.8
ARPU (EUR)	17.5	20.7	(15.4)
Pre-Pay	6.0	6.8	(11.5)
Contract	29.3	34.8	(15.8)
Data ARPU	4.8	5.1	(5.4)
%non-P2PSMS over data revenues	28.3%	25.2%	3.0 p.p.

TELEFÓNICA O2 IRELAND
MOU (minutes)	246	246	(0.2)
ARPU (EUR)	43.4	46.0	(5.5)
Pre-Pay	27.1	29.0	(6.7)
Contract	73.8	83.6	(11.7)
Data ARPU	10.8	11.4	(5.7)
%non-P2PSMS over data revenues	30.5%	23.3%	7.2 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
MOU (minutes)	120	115	4.1
ARPU (EUR)	20.9	18.6	(0.7)
Pre-Pay	9.8	8.8	(1.9)
Contract	34.4	32.6	(6.7)
Data ARPU	4.5	3.9	2.6
%non-P2PSMS over data revenues	43.6%	42.9%	0.7 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.
Note: MoU and ARPU calculated as monthly January-September period average.
January — September 2008 Results Telefónica 58

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September				July - September
	2008	2007	% Chg	% Chg Local Cur	2008	2007	% Chg	% Chg Local Cur
TELEFÓNICA O2 UK
Revenues	5,297	5,526	(4.1)	10.7	1,803	1,939	(7.0)	8.7
OIBDA	1,360	1,420	(4.2)	10.6	479	530	(9.7)	5.5
OIBDA margin	25.7%	25.7%	(0.0 p.p. )		26.5%	27.3%	(0.8 p.p. )
CapEx	519	560	(7.3)	7.0	157	196	(20.2)	(6.4)
OpCF (OIBDA-CapEx)	841	860	(2.2)	12.9	322	333	(3.5)	12.6
TELEFÓNICA O2 GERMANY
Revenues	2,664	2,612	2.0	2.0	915	909	0.7	0.7
OIBDA	533	456	16.9	16.9	192	197	(2.4)	(2.4)
OIBDA margin	20.0%	17.5%	2.6 p.p.		21.0%	21.7%	(0.7 p.p. )
CapEx	619	605	2.3	2.3	262	199	31.4	31.4
OpCF (OIBDA-CapEx)	(86)	(149)	(42.1)	(42.1)	(70)	(3)	n.m.	n.m.
TELEFÓNICA O2 IRELAND
Revenues	714	741	(3.5)	(3.5)	245	254	(3.4)	(3.4)
OIBDA	228	253	(10.1)	(10.1)	78	89	(13.0)	(13.0)
OIBDA margin	31.9%	34.2%	(2.3 p.p. )		31.7%	35.2%	(3.5 p.p. )
CapEx	53	81	(34.3)	(34.3)	23	19	24.2	24.2
OpCF (OIBDA-CapEx)	174	172	1.3	1.3	55	71	(22.8)	(22.8)
TELEFONICA O2 CZECH REPUBLIC
Revenues	1,930	1,667	15.8	n.c.	694	572	21.5	n.c.
OIBDA	886	763	16.1	n.c.	306	259	17.8	n.c.
OIBDA margin	45.9%	45.8%	0.1 p.p.		44.0%	45.4%	(1.4 p.p. )
CapEx	167	164	1.6	n.c.	71	67	6.7	n.c.
OpCF (OIBDA-CapEx)	719	599	20.1	n.c.	235	193	21.7	n.c.
Note: OIBDA before brand fees.
January — September 2008 Results Telefónica 59

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP
Revenues rose 11.8% year-on-year in the first nine months of 2008 (+12.4% in constant euros), to 972 million euros, and climbed 12.5% in the third quarter. The main driver of this growth was the increase in activity with Atento’s main customers, especially in Brazil (higher activity with Telefónica, Vivo and the financial sector) and Latin America (higher activity with the financial and telecommunications sector, particularly in Central America, Peru, Mexico, and Venezuela), which more than offset the drop in activity in Spain due to the impact of offshoring.
With regard to the geographical breakdown of revenues, Brazil was the largest contributor to total revenues, with 47% (41% at September 2007), followed by Spain with 18% (23% last year) and Mexico with 12% (unchanged vs. the same period in 2007). Meanwhile, the percentage of revenues generated by multi-sector customers (outside the Telefónica group) stood at 53% to September 2008. Offshored revenues accounted for 7% of Atento’s total revenues in the first nine months of the year, mainly from Spain to Latin America and Morocco.
Operating income before depreciation and amortisation (OIBDA) grew by 26.9% year-on-year in the third quarter and by 15.1% in the first nine months of 2008 (16.9% in local currency), to 135 million euros. The more rapid increase in OIBDA recorded in the third quarter compared to the first half of the year is due to higher business activity and the containment of operating expenses growth rate (+8.5% year-on-year in July-September vs. +12.0% year-on-year in January-June 2008). The cumulative increase in operating expenses to September was mainly due to higher costs relating to personnel, maintenance and platform leasing.
The OIBDA margin was 16.2% in the quarter, 1.8 percentage points higher than in the same period last year and 13.9% in the first nine months (+0.4 percentage points on January-September 2007).
CapEx amounted to 31 million euros in the first nine months, leaving operating cash flow (OIBDA-CapEx) at 104 million euros (+5.2% vs. the first nine months of 2007 and +7.2% in constant currency). The CapEx was used mainly to build new platforms (Brazil and Venezuela), refurbish centres and purchase equipment (Brazil, Mexico, Peru and Spain).
At 30 September, the Atento group had 60,048 workstations in place, 12.7% more than in September 2007.
January — September 2008 Results Telefónica 60

RESULTS BY REGIONAL BUSINESS LINES
Others Companies
ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September			July - September
	2008	2007	% Chg	2008	2007	% Chg
Revenues	972	869	11.8	343	305	12.5
Internal exp capitalized in fixed assets	0	0	N.M.	0	0	n.m.
Operating expenses	(838)	(756)	10.8	(287)	(265)	8.5
Other net operating income (expense)	1	2	(38.0)	0	2	n.m.
Gain (loss) on sale of fixed assets	(0)	2	c.s.	(0)	2	c.s.
Operating income before D&A (OIBDA)	135	117	15.1	56	44	26.9
OIBDA Margin	13.9%	13.5%	0.4 p.p.	16.2%	14.4%	1.8 p.p.
Depreciation and amortization	(24)	(22)	8.3	(8)	(8)	6.7
Operating income (OI)	111	95	16.7	48	36	31.1
January — September 2008 Results Telefónica 61

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Part
Telefónica de España	100.00
Telefónica Móviles España	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y Comunicaciones de España	100.00
Iberbanda	58.94
Medi Telecom	32.18
TELEFÓNICA LATINOAMÉRICA

% Part
Telesp (1)	87.95
Telefónica del Perú	98.18
Telefónica de Argentina	98.19
TLD Puerto Rico	98.00
Telefónica Chile	44.89
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (2)	100.00
Brasilcel (3)	50.00
T. Móviles Argentina	100.00
T. Móviles Perú	98.63
T. Móviles México	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	100.00
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panamá	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile)	100.00

(1)	Effective participation 88.01%.

(2)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(3)	Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (63.73%).
TELEFÓNICA O2 EUROPE

% Part
Telefónica O2 UK	100.00
Telefónica O2 Gemany (1)	100.00
Telefónica O2 Ireland	100.00
Manx	100.00
Be	100.00
Group 3G (Germany) (2)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica O2 Germany.

(3)	Company owned through Telefónica O2 Czech Republic.
OTHER PARTICIPATIONS

% Part
3G Mobile AG (Switzerland)	100.00
Atento Group	100.00
Telefónica de Contenidos (Spain)	100.00
Mobipay Internacional	50.00
Telco SpA (Italy) (1)	42.30
IPSE 2000 (Italy) (2)	39.92
Mobipay España (2)	13.36
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (3)	9.83
China Netcom Group (4)	9.90
ZON Multimedia (5)	5.40
BBVA	0.97
Amper	6.10

(1)
Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of 10.36%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7.15%.

(2)	Ownership directly or indirectly held by Telefónica Móviles España.

(3)	Telefónica’s Group effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.

(4)
Ownership held by Telefónica Latinoamérica. In October this Company was merged with China Unicom (Hong Kong) Limited (CU). After this transaction, the participation of Telefónica over the share capital of CU is 5.38%.

(5)	Telefónica’s Group effective participation. Telefónica Group participation would be 5.46% if we exclude the minority interests.
January — September 2008 Results Telefónica 62

ADDENDA
Significant Events
•
On November 12th, 2008, Telefónica paid an interim dividend from 2008 net income of a fixed gross amount of 0.50 euros for each Company share issued, in circulation and carrying entitlement to this dividend.

•
On October 31st, 2008, Telefónica announced to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) a position of 113,195,734 own shares (treasury stock), representative of 2.406% of the share capital of the Company.

•
On September 17th, 2008, Telefónica announced its intention to launch a Tender Offer through its wholly-owned subsidiary Inversiones Telefónica Internacional Holding Ltda., to acquire all of the outstanding shares of Companía de Telecomunicaciones de Chile S.A (“CTC”) that TELEFÓNICA did not control direct or indirectly, which amounted to 55.1% of CTC’s share capital.

The offer was addressed to all CTC shares listed on Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares), and was structured as a purchase of shares in cash, at a price of 1,000 Chilean Pesos — for class A shares and 900 Chilean Pesos for class B. On October 11th, 2008 the offer price was increased to 1,100 Chilean Pesos — for class A shares and 990 Chilean Pesos for class B.

The Offer was conditioned among other things, to (i) the shareholders of the Company approving bylaw amendments that would eliminate the restriction currently contained in the Company’s bylaws that limits to 45% the percentage of shares that may be owned or voted by one shareholder, directly or through related persons, at an extraordinary meeting of the shareholders requested for such purpose; and (ii) to a minimum acceptance of the Offer.

On October 28th, 2008, at the Special Meeting of Shareholders of CTC held, 85.9% of the share capital voted in favour of the by-law Amendment. Consequently, the by-law Amendment was approved.

Upon completion of the acceptance period of the tender offer, a total of 496,341,699 shares issued by CTC have been tendered, representing 94.11% of the shares to which the offer related which represented a total investment of approximately 640 million euros.

After settlement of the transaction, Telefónica’s indirect ownership in CTC’s share capital will increase from 44.9% to 96.75%.

•
On September 4th, 2008 Telefónica Internacional, S.A.U., has reached today an agreement with AllianceBernstein L.P. to acquire an additional stake of up to approximately 5.74% of the share capital of the Chinese telecommunications Company CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED (“CNC”).

The acquisition was structured in two tranches, (i) the first tranche will be in respect of shares representing approximately 2.71% of the issued share capital of CNC as of the date hereof, and (ii) the second tranche comprised a number of shares in CHINA UNICOM LIMITED (“CU”) issued after its merger with CNC in exchange of shares representing up to a 3.03% stake in CNC. The completion of the second tranche of the acquisition was subject to certain conditions, including but not limited to the successful completion of the scheme of arrangement of CNC through which CNC will be merged with CU.

The acquisition of the shares included in the first tranche were executed on September 9th, 2008 and implied an investment by Telefónica of approximately 374 million euros.
January — September 2008 Results Telefónica 63

ADDENDA
On October 28th, upon the completion of the merger between CNC and CU, the second tranche of the acquisition was executed for a total of 413 million euros. After this transaction, the participation over the share capital of the merged Company, China Unicom (Hong Kong) Limited (“CU-HK”), stands at 5.38%. In accordance with Telefónica’s participation over the share capital of the Company, Telefónica appointed one board member in CU-UK.
January — September 2008 Results Telefónica 64

ADDENDA
Changes to the Perimeter and Accounting Criteria of Consolidation
The main changes in the consolidated group during the first nine months of 2008 were as follows:
TELEFÓNICA LATINOAMÉRICA
•
After the acquisitions described in “Significant Events”, as of the end of September 2008, Telefónica’s stake over the share capital of CNC has varied from 5% at December 2007 to 5.38% over the share capital of CU-HK, the enlarged entity resulting from the merger of CNC and CU.

•
On April 3rd, 2008, in accordance with the terms of a sale and purchase agreement entered into on 2 August 2007, the corresponding administrative authorisations having been obtained, Vivo Participaçoes, S.A. (“Vivo”), the Brazilian entity that is wholly controlled by Brasilcel, N.V., which is at the same time jointly owned by Telefónica and Portugal Telecom, completed the acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of Telemig Celular Participaçoes S.A., the controlling shareholder of Telemig Celular S.A., a mobile telephony operator in the State of Minas Gerais (Brazil). According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million Reais (approximately 429 million euros). Vivo also acquired the right held by the seller, Telpart Participaçoes S.A. (“Telpart”) to subscribe in the future for paid up shares in Telemig Celular Participaçoes S.A. for a price of approximately 70 million Reais (approximately 26 million euros).

In addition to this, on April 8, Vivo, through its subsidiary Tele Centro Oeste IP, S.A. (“TCO IP”) launched a voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock in Telemig Celular Participaçoes S.A. and in its subsidiary Company and Telemig Celular S.A. with a price per share of 63.90 R$ y 654.72 R$, respectively. This offer, which concluded on May 15, 2008, reached a level of acceptance of close to 100%, which implied the acquisition by TCO IP of 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes S.A. and Telemig Celular S.A., respectively. Furthermore, in accordance with Brazilian Corporations law, TCO IP submitted a mandatory tender offer on July 15th, 2008, for all the voting stock in Telemig Celular Participaçoes S.A. and Telemig Celular S.A., with a price per share equivalent to 80% of the purchase price of the voting stock of these companies. After this tender offer Vivo reached 90.481% of the share capital of Telemig Celular S.A. and 58.80% of the share capital of Telemig Celular Participaçoes S.A.. Both companies are incorporated in the consolidation perimeter of Telefónica Group by the equity method.

OTHER COMPANIES
•
In March, Telco SpA, in which Telefónica holds a stake of 42.3%, acquired 121.5 million shares at a price of 1.23 euros per share in the Italian Company Telecom Italia (equivalent to 0.9% of its share capital), bringing its total direct interest to 24.5% (voting rights) and 16.9% (economic rights). This transaction implied a payment of 149.8 million euros.

Accordingly, the Telefónica Group currently holds an indirect interest of 10.4% and 7.1% of voting rights and economic rights, respectively, in Telecom Italia. The Telefónica Group accounts for its interest in Telco S.A. using the equity method.

January — September 2008 Results Telefónica 65

DISCLAIMER
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
Finally, please note that this information contained in the document has not been verified or revised by the Auditors of Telefónica.
For additional information, please contact.
Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)
Phone number:
+34 91 482 87 00
Fax number:
+34 91 482 85 99
Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Dolores García (dgarcia@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 14th, 2008	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer